EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 30, 2008 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2007.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2007 is referred to in this description of the Republic of Panama as “2007” and other years are referred to in a similar manner unless otherwise indicated. All references to “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

-i-

-ii-

Caribbean Sea
COSTA RICA
Bocas del Toro
Coco Solo
Cristóbal
Colón
El Porvenir
PANAMA
Golfo de los Mosquitos
Panama Canal
Balboa
Vacamonte
David
Golfo de Chiriquí
Santiago
Chitré
Gulf of Panama
La Palma
Yaviza
COLOMBIA
North Pacific Ocean
0 40 80 km
0 40 80 mi

Belize
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Panama

RECENT DEVELOPMENTS

Government

On April 20, 2007, the Assembly of the Republic of Panama (“Assembly”) designated Carlos A. Vallarino as Comptroller General of the Republic. President Martín Torrijos (“Torrijos”) appointed Dani Kuzniecky as Minister of Canal Affairs, and Héctor Alexander was designated Minister of Economy and Finance by President Torrijos to replace former Minister Vallarino. On April 1, 2008, Carmen Vergara replaced Alejandro Ferrer as the new Minister of Commerce and Industry. On May 12, 2008, President Torrijos appointed Salvador Rodríguez as Minister of Education, Dilio Arcia as Minister of the Presidency and Gabriel Diez as Minister of Housing.

Law 41, signed by President Torrijos and passed on August 24, 2007, created the Special Regime for the Establishment and Operation of Multinational Enterprises’ Headquarters. A principal characteristic of this legislation is that it provides foreign companies the opportunity to establish their headquarters in Panama with fiscal advantages, provided their activities are focused on international rather than internal trade within Panama. The object of this law is to attract and promote investment in the country, generate employment and the transfer of technology and to make the Republic more competitive in the global economy.

On May 8, 2008, Bill N°392, amending the Social and Fiscal Responsibility Law, was approved by the Assembly to promote sound fiscal policies and management. Once this bill is signed by the President, published in the Gaceta Oficial and enters into force, it will require any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

The Economy

In the first six months of 2008, Panama’s gross domestic product (“GDP”) registered an estimated real increase of 10.1% compared to the same period of 2007. The agriculture sector grew an estimated 9.1% in the first six months of 2008 compared to the same period of 2007 primarily due to increases in the amount of land used for farming. The fisheries sector grew an estimated 15.8% in the first six months of 2008 compared to the same period of 2007 due in part to favorable climatic conditions. The mining sector grew an estimated 34.0% percent in the first six months of 2008 compared to the same period of 2007 primarily due to a greater demand for raw materials used by the construction sector. Manufacturing activity increased an estimated 2.6% in the first six months of 2008 compared to the same period of 2007 due in part to a rise in the processing of food and beverage products.

In the first six months of 2008, the construction sector grew by an estimated 33.0% compared to the same period of 2007 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure. The commerce sector, including the Colón Free Trade Zone (or the “CFZ”), grew an estimated 7.6% in the first six months of 2008 compared to the same period of 2007. The hotels and restaurant sector grew an estimated 9.4% in the first six months of 2008 compared to the same period of 2007 primarily due to increased tourism. The transportation and communications sector, including Panama Canal and port activities, grew 15.8% in the first six months of 2008 compared to the same period of 2007 primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. The financial intermediation sector grew an estimated 4.0% in the first six months of 2008 compared to the same period of 2007 primarily due to greater development in international banking. The real estate sector grew an estimated 7.4% in the first six months of 2008 compared to the same period of 2007.

The Assembly approved Panama’s 2008 budget on December 11, 2007. The 2008 budget contemplates total expenditures of $8.3 billion, with budget estimates based on an anticipated 8.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $225.0 million (or approximately 1.1% of nominal GDP) for 2008.

Public Debt

As of August 31, 2008, Panama’s external debt totaled $8.5 billion, up from $8.3 billion as of December 31, 2007. Panama’s total public sector debt as of August 31, 2008 was $11.0 billion, up from $10.5 billion as of December 31, 2007.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2007 with a program of Treasury Note issuances in the local market. As of August 31, 2008, outstanding Treasury Notes amounted to $565.1 million. In seven auctions from January 15, 2008 to August 26, 2008, Panama issued $211.0 million of zero-coupon Treasury Bills with short-term maturities (one-year or less) in Panama’s capital markets. As of August 31, 2008, outstanding Treasury Bills amounted to $211.0 million.

On October 4, 2006, the Inter-American Development Bank approved a 20-year $70.0 million loan for the first stage of a program to improve Panama’s road infrastructure. The project aims to rehabilitate priority highways and to ensure continuous maintenance programs. Panama will invest $35.0 million during the first phase of the program. On June 6, 2007, the Inter-American Development Bank approved a 25-year $20.2 million loan to strengthen Red de Oportunidades, Panama’s poverty alleviation and reduction strategy. On June 29, 2007, the Inter-American Development Bank approved a 25-year $21.6 million loan to Panama for the second stage of a program to improve the administration of justice. This second stage will focus on strengthening the management of judicial agencies, opening new judicial units, developing a model for alternative dispute resolution for indigenous groups, and to educate citizens and communities on justice and conflict resolution. On August 2, 2007, the Inter-American Development Bank approved a 20-year $27.0 million loan to Panama for modernization of land management in the metropolitan region.

International Trade

Panama concluded its free trade negotiations with the United States in December 2006, and signed a Trade Promotion Agreement with the United States on June 28, 2007 that will come into force upon approval by each country’s legislature.

IMF Relationship

Panama’s most recent standby agreement with the International Monetary Fund (“IMF”) expired in March 2002, and no new standby facility has been arranged. The IMF concluded its most recent Article IV consultation with Panama on July 28, 2008 for year end 2007. In this review, the IMF Executive Board noted Panama’s significant growth performance and improved public finances especially during a time of global financial downturn. The IMF Executive Board also welcomed efforts to manage the impact of inflation on lower income groups and the steps taken to enhance productivity in the agricultural sector while expanding export services such as tourism, communications and transportation.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority, and on December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. As part of the canal expansion project, in April 2008 the canal awarded a $177 million contract to the Belgian firm Dredging International to excavate the Pacific entrance of the canal. Construction of a third set of locks is scheduled to begin in early 2009.

The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2007 reached $1.2 billion, an increase of 15.3% over fiscal year 2006. On July 10, 2007, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2008, allocating $230.7 million to the Canal’s investment program.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2003 through 2007:

	2003(R)	2004(R)	2005(R)	2006(R)	2007(E)
Economic Data:
GDP (millions, current dollars)	$12,933	$14,179	$15,483	$17,097	$19,740
GDP (millions, constant dollars)(2)	$12,183	$13,099	$14,041	$15,256	$16,966
GDP (% change, constant dollars)(2)	4.2%	7.5%	7.2%	8.7%	11.2%
Service Sector (% change, constant dollars)(2)(3)	10.5%	7.8%	8.3%	9.4%	11.0%
Other (% change, constant dollars)(2)(4)	8.7%	4.7%	2.7%	7.6%	8.5%
GDP Per Capita (constant dollars)(2)	$3,909	$4,129	$4,350	$4,646	$5,080
Population (millions)	3.12	3.17	3.23	3.28	3.34
CPI (% change)(5)	1.7%	2.0%	3.5%	2.0%	6.5%
Unemployment	10.9%	9.2%	7.6%	6.7%	4.7%

Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$2,869	$3,000	$3,474	$4,283	$5,505
Total Consolidated Non-Financial Public Sector Expenditures (millions) (6)	$3,020	$3,087	$3,169	$3,451	$4,138
Overall Surplus (Deficit) (millions)	$(623)	$(691)	$(500)	$88	$683
As % of Current GDP	(4.8)%	(4.9)%	(3.3)%	0.5%	3.5%
Central Government Surplus (Deficit) (millions)	$(489)	$(768)	$(606)	$36	$240
As % of Current GDP	(3.8)%	(5.4)%	(3.9)%	0.2%	1.2%

Public Debt (at December 31):
Internal Debt (millions)	$2,158	$2,758	$2,652	$2,664	$2,195
External Debt (millions)	$6,504	$7,219	$7,580	$7,788	$8,276
Total Public Debt (millions)	$8,662	$9,977	$10,231	$10,453	$10,471
Public Debt (as % of Current GDP)
Internal Debt	16.7%	19.5%	17.1%	15.6%	11.1%
External Debt	50.3%	50.9%	49.0%	45.6%	41.9%

Trade Data:
Exports (f.o.b.) Goods(7) (millions)	$5,072	$6,078	$7,591	$8,476	$9,312
Imports (c.i.f.) Goods(7) (millions)	$(6,274)	$(7,617)	$(8,907)	$(10,201)	$(12,625)
Merchandise Trade Balance (millions)	$(1,202)	$(1,538)	$(1,316)	$(1,726)	$(3,313)
Current Account Surplus (Deficit) (millions)	$(580)	$(1,012)	$(759)	$(552)	$(1,546)
Overall Balance of Payments Surplus (Deficit)(8) (millions)	$(267)	$(395)	$675	$176	$622
Total Official Reserves (at December 31) (millions)	$1,005	$624	$1,205	$1,328	$1,927

(R)	Revised figures.
(E)	Estimated figures.
(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 1996 constant dollars.
(3)	Including real estate, public administration, commerce, hotels and restaurants, financial services, the Colón Free Trade Zone (or the “CFZ”), Panama Canal, transportation and communications and public utilities.
(4)	Including manufacturing, agriculture and construction.
(5)	End of period. The CPI figures for 2004—2006 have been calculated using a newly adopted methodology and a revised base year of 2002. Figures for 2003 were calculated using an earlier methodology with a base year of 1987.
(6)	Excluding interest on external debt.
(7)	Including the CFZ.
(8)	Figures were calculated pursuant to the V Version of the Balance of Payments Manual prepared by the IMF.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of December 31, 2007, Panama had an estimated population of 3.3 million and a population density of 113.2 people per square mile. During the period from 2003 to 2007, the population grew by an average of 1.8% per annum. Approximately 62.0% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 10.1% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 29.9% is under 15 years of age, 64.0% is between the ages of 15 and 64, and 6.1% is over the age of 65. Average life expectancy in Panama is 75 years. The infant mortality rate is estimated at 14.8 per 1,000 births. Panama’s official language is Spanish.

Panama’s per capita GDP for 2007, expressed in 1996 constant prices, was approximately $5,080 Education indicators show that Panama’s adult literacy rate is approximately 92.3%. During the period 2003-2007, the Government spent an average of 4.7% of GDP and 24.0% of Central Government expenditures on education. Estimates show that 36.8% of the population is considered to be living in poverty (which is defined as annual expenditure per capita below $953) while 16.6% is considered to be living in extreme poverty (annual expenditure per capita below $534).

Panama City, Panama’s capital and its largest city, is the political, financial, commercial, communications and cultural center of Panama. Panama City’s population is estimated to comprise 13.6% of Panama’s total population. Other principal cities are San Miguelito, a suburb of Panama City (estimated to comprise 10.6% of the total population), and Colón, located at the northern terminus of the Panama Canal (estimated to comprise 1.1% of the total population).

Historical Information

Panama gained its independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General.”

Panama adopted its first constitution in 1904, and, between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977.”

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately $6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments. Relations with the United States have been fully restored. Endara finished his presidential term, and in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares (“Pérez Balladares”), who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso, who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos was elected President with 47.4% of the vote. He took office on September 1, 2004.

The Panamanian military was disbanded in 1990, and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially appointed Ministers, who constitute the Cabinet. The President, the First Vice-President and the Second Vice-President are each elected by direct, universal suffrage for a term of five years. According to the Constitution, the President and Vice-Presidents may not be reelected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the First Vice-President would succeed to the presidency. As a result of amendments to the Constitution in 2004, beginning with national elections in 2009 the executive branch will have one vice president.

National legislative power is vested in the National Assembly (“Assembly”), Panama’s unicameral legislative body. The number of electoral circuits, each comprising between 20,000 and 40,000 persons, determines the number of legislators; as of December 31, 2007, the Assembly had 78 seats. As a result of amendments to the Constitution in 2004, beginning with national elections in 2009 the membership of the National Assembly will be limited to 71. The full Assembly is elected by universal suffrage every five years. Members of the Assembly are not subject to limits on the number of terms in office to which they may be elected. The Assembly has, among other powers, the power to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the Assembly, but the Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the Assembly may empower the President and the Cabinet to adopt legislation when the Assembly is not in session. The Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different Assemblies or by a majority vote of all legislators in two sessions of the same Assembly and a public referendum.

Martín Torrijos, leader of the Partido Revolucionario Democrático (“PRD”), was elected president for a five-year term with 47.4% of the vote, and took office on September 1, 2004. Torrijos’ coalition, consisting of the PRD and the Partido Popular (“PP”), won a majority of the 78 seats available in the Assembly, with the PRD and the PP securing 42 and 1 seat, respectively. The Partido Arnulfista (“PA”) has 16 seats, the Liberal Nacional (“LN”) has 3 seats, the Partido Molirena (“Molirena Party”) has 4 seats, the Partido Solidaridad (“Solidarity Party”) has 9 seats, and the Cambio Democrático (“CD”) has 3 seats.

Historically, there have been few material ideological differences among the significant political parties in Panama. To some extent, the PRD has tended to enjoy more support in urban areas while the PA has had more rural support. However, the primary distinctions among political parties have tended to be associated with the personalities involved in their leadership.

The next elections for President and the Assembly are scheduled for May 2009.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into nine provinces and three territories. In each province, executive power is exercised by a governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor, who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 123 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the Inter-American Development Bank (“IDB”). Panama is a founding member of the Organization of American States and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, the International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”), as well as a member of the San José Pact, under which Venezuela and Mexico agreed to provide the Central American countries and four Caribbean countries with crude oil and petroleum products under preferential terms. On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with various international agencies, such as the IDB, the World Bank and the IMF, regarding its economic program, objectives, projections and policies. Panama has utilized the IDB, the World Bank and the IMF for significant external financing. See “Public Sector Debt—External Debt.”

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of a national printed currency and a Balboa exchange market causes the balance of payments to be less important than fiscal policy as an indicator of the Government’s external debt service capacity. Surpluses and deficits in the balance of payments have less effect than public sector fiscal surpluses and deficits on the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct a stimulative monetary policy and can finance public sector deficits only through borrowing. From 2003 through 2006, the non-financial public sector’s deficits averaged (3.1)% of GDP. In 2007, however, the non-financial public sector registered a surplus of 3.5% of GDP. From 2004 to 2007, Panama experienced an average annual rate of inflation, as measured by the end-of-period CPI, of 2.6%. In 2007, the annual rate of inflation, as measured by a revised end-of-period CPI with a base year of 2002, was estimated at 4.2%.

The Panamanian economy is dominated by a large service sector, which in recent years has represented an average of over three-quarters of GDP. The manufacturing and agricultural sectors represent far smaller percentages. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally oriented service sector and the fairly closed manufacturing and agricultural sectors, where productivity has been considerably lower and government polices have impeded efficient resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy.”

While much of the service sector economic activity is represented by activities associated with public administration, commerce and real estate, the significant, internationally oriented activities of this sector distinguish the Panamanian economy. The Panama Canal has played a significant role in the economy, accounting for an average of 4.9% of GDP since 2003. The withdrawal of the U.S. military and reversion of facilities in the former Canal Zone, culminating with the reversion of the Canal itself at the end of 1999, had substantial fiscal and macroeconomic impacts on Panama and its economy. These impacts have largely been absorbed by Panama in the years since the withdrawal. In the Canal’s 2007 fiscal year (which ended September 30, 2007), commercial oceangoing traffic registered 14,721 transits, and the Canal’s toll revenue was $1.184 billion. See “The Panama Canal—Reversion of the Canal Area to Panama.”

Another significant and distinctive factor in the Panamanian economy is the Colón Free Trade Zone (or the “CFZ”), a tax-favored export and import trading zone located near the Atlantic entrance to the Canal, which has accounted for approximately 7.6% of GDP since 2003. See “The Colón Free Zone.” As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ and certain legislative initiatives, Panama has also developed an important banking sector that has represented an average of 7.6% of GDP since 2003. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector.”

Reforms and Development Programs

In September 2004, the Torrijos administration announced its initial development plan, Alianza para la Patria Nueva, or “Alliance for a New Homeland.” The development plan contemplates wide-ranging reforms, including reforms to the Constitution, fiscal system, public sector and judiciary. Before assuming office, Torrijos also pledged to seek enhancements in consumer protection, to combat corruption and to promote sustainable economic and human development. In November 2004, the Assembly ratified Legislative Act No. 1 of July 27, 2004, amending the Constitution. As a result of these amendments, the Supreme Court is permitted to conduct investigations of Assembly members without specific authorization from the Assembly. In December 2005, the Torrijos administration achieved one of its primary legislative objectives when the Assembly approved Law No. 51 that reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from the current defined benefits system to personal savings accounts.

Privatization. Since the Pérez Balladares administration, the Government has pursued partial privatization of the sizable state sector of the economy. Generally, entities were slated for privatization based on whether they performed customary governmental functions and in the order of complexity that would be involved in the privatization process. The more straightforward privatizations were undertaken first, while certain more complex transactions requiring special legislation and the restructuring of operations and organizations prior to completion were undertaken later.

Trade Liberalization. Trade liberalization received new impetus under the Pérez Balladares administration. Panama’s accession to the WTO became effective September 6, 1997. Panama had begun lowering its duties and quantitative restrictions in anticipation of WTO accession, although significant duties permitted under WTO rules remained in place for certain products. On January 1, 1997, a series of measures became effective generally providing for the: (i) conversion of all existing quotas and import permits to ad valorem tariffs; (ii) conversion of all remaining specific or mixed tariffs to ad valorem tariffs; and (iii) setting of a tariff ceiling of 40% for industrial products and 50% for agri-industrial products. A major piece of legislation designed, in part, to remove barriers to Panama’s accession to the WTO, the Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”), was passed by the Assembly in June 1995. As of September 1, 1997, tariffs were reduced to 10% for components of bread, cooking oils and numerous construction industry inputs, including steel and cement. The Ministry of Planning and Economic Policy, now referred to as the Ministry of Economy and Finance, retained a consultant to study further lowering of duties below those agreed with the WTO, and on October 10, 1997, the Cabinet approved additional reductions of tariffs on certain specific products to 15%. Upon assuming office, the Moscoso administration increased tariffs for certain agricultural products in October 1999. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

In early 2002, Panama signed an agreement in principle (the “Free Trade Agreement”) with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. The agreement is aimed at diversifying the commercial market and services in the region, eliminating trade barriers and increasing investment. The Assembly approved the Free Trade Agreement in February 2003. Pursuant to the Free Trade Agreement, Panama and El Salvador signed a bilateral protocol, also approved by the Assembly in February 2003, which covers approximately 85% of both countries’ output. As of September 2008, Panama completed its negotiations of bilateral protocols with the other Central American countries; however, none of the approvals or agreements have become effective.

Panama entered into a bilateral trade agreement with the Dominican Republic that became effective in December 2003, after each country ratified a negotiated list of 199 products for inclusion in the agreement. On August 21, 2003, Panama signed a free trade agreement with Taiwan. The agreement, which took effect on January 1, 2004, was ratified by Taiwan’s legislature on October 1, 2003 and by Panama’s Assembly on October 13, 2003. Under the agreement, 95 percent of import tariffs will be phased out over ten years.

In July 2004, the Assembly adopted Law No. 41 creating a special economic zone at the former United States military base of Fort Howard in the district of Arraijan and established an independent agency responsible for administering the zone. The Area Económica Especial Panamá-Pacifico (“AEEPP”) is intended to attract foreign investment and to create jobs by granting preferential tax treatment to businesses involved in such areas as technology, aircraft repair and maintenance, maritime cargo and transportation logistics. The AEEPP is not expected to compete with the CFZ as a result of a legislative prohibition on the importation into and reexportation out of the AEEPP of finished products.

On October 11, 2005, Panama signed a bilateral investment treaty with Mexico, which was approved by the Assembly on November 8, 2006. In May 2005, after a six-year interruption, Panama resumed negotiations to conclude a free trade agreement with Chile.

On June 20, 2006, President Torrijos signed Law No. 19 approving the free trade agreement between Panama and Singapore, which was signed by the parties on March 1, 2006. Upon effectiveness, Panama will receive immediate zero-tariff access for all products exported to Singapore. Panama negotiated varying terms (0-10 years) for tariff reductions on certain agricultural and industrial imports from Singapore and excluded from the agreement more than 200 agricultural products, including rice, pork, dairy products and chicken. See “Recent Developments—International Trade.”

On June 28, 2007, Panama and the United States signed a Trade Promotion Agreement that will come into force upon approval of each country’s legislature. In July 2007, Panama’s legislature ratified the Trade Promotion Agreement, but as of September 2008, the U.S. Congress has yet to ratify the Agreement.

Other Economic Reforms. Other areas of economic reform in recent years have included elimination of virtually all price controls, adoption of a competition law addressing antitrust, consumer protection and other issues, establishment of a public utility regulatory body, adoption of securities laws, strengthening of anti-money laundering legislation and promotion of investment in infrastructure and services in order to stimulate private investment in the interior. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.”

Law No. 22 of June 27, 2006 establishes a new system for government procurement in Panama. Law No. 22 of June 27, 2006, which replaces Law No. 56 of December 27, 1995, creates an autonomous government agency under the supervision of the executive branch known as the Directorate General of Government Contracts that is responsible for the regulation and oversight of the government procurement process. Under Law No. 22 of June 27, 2006, the President appoints and the Assembly ratifies the appointment of a General Director of the Directorate General of Government Contracts. Law No. 22 of June 27, 2006 creates an administrative tribunal to resolve appeals by Government contractors and requires that the Government’s procurement of goods and services below $300,000 be conducted through an electronic system known as “Panamá Compra.”

During 2007, two export processing zones, or EPZs, were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. In June 2007, Zona Procesadora Chilibre was created, and in August 2007, Zona Procesadora Colon Maritime Investor, S.A. was created to provide the infrastructure, facilities and support systems necessary to attract new business and foreign investments.

Fiscal Reforms. To enforce fiscal discipline and budgetary compliance, the Government has established special review procedures for public sector expenditures. See “Public Finance—Central Government Budget.” In addition, the LUIT removes some of the fiscal mechanisms used to disfavor foreign competition in the domestic economy and eliminates certain tax exemptions and fiscal incentives that are believed to have led to distortions in the economy. The LUIT reduces the maximum tax rate applicable to most corporations for non-CFZ income and reforms the tax subsidies and incentives regime by generally granting all enterprises, regardless of size, similar tax abatements on imports of manufacturing inputs and investments in capital goods. Previously, many of these subsidies and incentives were available only to a specified class of manufacturers. In addition, the LUIT authorized the gradual elimination by year-end 2003 of tax exemptions and subsidies, either direct or indirect, for activities that substitute imports. In December 2002, the Assembly approved tax reforms aimed at improving and streamlining tax collection processes, as well as creating a broader tax base. See “Public Finance—Taxation.” The approved tax reform legislation raised the level of income exempt from income tax from $300 to $800 per month, contained measures that combat tax evasion and increased the income tax on banks.

In February 2005, the Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms seek to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable television, cellular phones and casino and gaming activities. Certain tax provisions were eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. With the fiscal reforms, the Government chose to discontinue the use of open-ended tax incentives in favor of tax incentives that are limited to a specific amount and time period. In addition, the fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force. Under Law No. 6, public institutions submit to the Cabinet for approval specific plans to reduce by January 1, 2008 the number of public employees to a number no greater than the number of public employees as of December 31, 1999.

On June 19, 2006, through Law No. 18, the Assembly modified articles of the Fiscal Code which implements a 10% capital gains tax on the sale of stocks, bonds and other securities. On January 11, 2007, Law No. 5 was passed which facilitated the process by which companies are formed. The law was created with the intention to foster increased investments within the country and to promote new business ideas. This law also protects commercial enterprises from unfair competition.

External Debt Normalization. During the Pérez Balladares Administration, Panama normalized relations with its external creditors. See “Public Sector Debt—External Debt,” and “Recent Developments—Public Debt.”

Labor Code. In order to facilitate labor market flexibility, in August 1995, the Assembly adopted substantial amendments to Panama’s Labor Code, which eased restrictions in areas such as termination of employees and payment of incentives. Prior to these amendments, the Labor Code significantly and adversely affected the development of the private sector economy and discouraged foreign investment.

Social Developments. Panama’s social spending generally does not involve income subsidies or other welfare benefits but instead focuses on spending in the social sectors of health, education and housing. Together, these areas represented 44.2% of 2007 government expenditures.

The laws that currently govern the Development Trust Fund provide that up to $200 million may be drawn down from the Development Trust Fund to support infrastructure projects. The disbursements are to be made against invoices presented to the Ministry of Economy and Finance. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.” For 2003 through 2007, funds were available in the following amounts: $70.0 million to water supply; $30.0 million to irrigation and agricultural projects; and $97.0 million to road rehabilitation. As of December 31, 2007, $69.8 million had been disbursed to fund water supply projects; $24.2 million to fund irrigation and agricultural projects; and $87.2 million to fund road rehabilitation projects. As of December 31, 2007, $184.0 million had been disbursed from the Development Trust Fund to support infrastructure projects, $10.4 million of which was disbursed in 2007.

In April 2001, Panama entered into a $47.9 million loan agreement with the World Bank to finance a land administration program, which in March 2006 was restructured and now is slated to operate through December 31, 2009. The program will provide equitable access to land and provide land administration services in selected rural, semi-urban and urban areas. In March 2003, Panama entered into two loan agreements with the IDB for a total of $25.2 million to support a program for the sustainable development of the Bocas del Toro region and a program to strengthen the fiscal management of the public sector.

On February 1, 2006, the Assembly approved Law No. 6, which assigns to the Ministry of Housing the responsibility to develop and oversee the coordination of national and local plans for sustainable development in Panama’s urban areas. Law No. 6 also requires the Ministry of Housing to coordinate with the various municipalities in its efforts to develop and execute local plans for the sustainable development of urban areas.

Environmental Law. In 1998, the Assembly enacted the Ley General del Ambiente y de los Recursos Naturales (the “Environmental Protection Law”). The Environmental Protection Law created the Autoridad Nacional del Ambiente y los Recursos Naturales (“ANAM”), an autonomous administrative agency, which regulates the use of natural resources in local areas and assists in protecting the environment on the local level. The Environmental Protection Law also created the Consejo Nacional del Ambiente (the “National Environmental Council”), a governmental agency headed by three government ministers. The National Environmental Council advises the Government on appropriate national environmental policy for Panama. In addition to creating the foregoing agencies, the Environmental Protection Law established standards, sanctions and other provisions to protect more effectively the environment in Panama. In December 1999, Panama entered into an agreement with the IDB pursuant to which the IDB provided a $15.8 million loan to ANAM to regulate and manage environmental projects in Panama. In July 2004 and August 2004, the Government and the United States Government signed two debt-for-nature swap agreements, pursuant to which Panama and the United States agreed to restructure debt owed by Panama to the United States in return for Panama’s commitment to fund, through 2016, a trust devoted to forest conservation activities in Panama’s Darién National Park and Chagres National Park.

During 2007, numerous executive decrees were enacted concerning environmental policy, including decrees relating to water resources, climate change, cleaner production, management of hazardous and non-hazardous waste and environmental reporting policies.

Infrastructure. Through the privatization of major public utilities, the Government has sought significant improvements in Panama’s infrastructure. The Government is expanding the highway network through administrative concessions for toll road projects. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.” In January 2000, a two-lane addition to the Pan American highway was completed, extending from La Chorrera to San Carlos, west of Panama City. In November 2000, the Government, with the assistance of a $72 million loan from the IDB, began a five-year program to install electrical transmission lines from hydroelectric plants in the countryside to urban areas. In addition, plans were implemented in 2002 for the construction of a new bridge over the Panama Canal, together with feeder roads. The estimated total cost of the project, including the designs, inspections and construction of the bridge and feeder roads, was approximately $204.1 million. On August 15, 2004, the span of the second bridge over the Panama Canal was completed. On September 2, 2005, the feeder roads to the bridge were completed at a cost of $87.2 million. During 2007, Panama experienced a significant developmental increase in infrastructure. In 2007, the Ministerio de Obras Públicas (Ministry of Public Works, also referred to as MOP), invested $273 million in projects relating to the construction, rehabilitation and maintenance of all national highways, consisting of 16,000 kilometers of transportation networks.

Plan Puebla-Panama. In June 2001, Panama, together with Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, a development plan to be supported by up to $2 billion in loans from the IDB and other multilateral organizations. The development would include joint management of natural resources and infrastructure projects such as highways, roads, electricity, seaports, airports, gas pipelines and communications as well as a plan for environmental protection. In July 2003, the IDB approved an additional $37 million loan to Panama to rehabilitate and upgrade a highway on the Pacific Corridor, a component of the Puebla-Panama Plan’s network of Mesoamerican highways. In May 2006, the Government signed a loan agreement with Corporación Andina de Fomento, or Andean Development Corporation (“CAF”), for $80 million, of which $17.9 million was disbursed through December 2006, to improve and rehabilitate roads. In 2006, various initiatives were undertaken in Panama under the Plan Puebla Panama such as the construction of the Central American System of Electrical Interconnection, known as SIEPAC, and the repair and widening of the Tran-isthmus and Pan-American highways. In addition, the Voluntary Agreement for Sustainable Environmental Behavior was signed by Panama. In 2007, Plan Puebla-Panama continued its initiative to develop infrastructure projects. During 2007, the construction of SIEPAC began, which will create approximately 1,867 km of a regional energy grid at an estimated cost of $385 million.

Prevention of Money Laundering and Other Crimes. The Pérez Balladares administration, with international encouragement and support, targeted certain illegal activities, including money laundering, corruption and drugs, for reduction and elimination. The Moscoso and Torrijos administrations have continued to target these illegal activities. Legislation adopted in 1994 mandated forfeiture of proceeds derived from money laundering, while a decree issued that year by the Pérez Balladares administration required resident agents of corporations to know the identity of the corporation’s beneficial owners. In June 1995, the Financial Analysis Unit (“UAF”), an independent investigative unit reporting to the President, was created to monitor certain financial transactions. Banks, casinos, financial institutions, exporters and others are required to report to the UAF cash transactions exceeding $10,000. Additionally, new banking legislation was enacted which has tightened controls and supervision of various banking activities. The UAF has signed letters of understanding with regulatory bodies in 38 other countries to combat money laundering. The letters of understanding are intended to pave the way for greater cooperation between countries by facilitating the exchange of information. See “Financial System—The Banking Sector.”

The Government has collaborated with other nations, including the United States and Canada, in several investigations and prosecutions related to drug smuggling and money laundering. In February 2000, the United States certified Panama under applicable United States law as having adequately complied with the U.N. Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Since then, the United States has not identified Panama as having failed demonstrably to make substantial efforts to adhere to its obligations under the U.N. Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. In June 2001, the Financial Action Task Force on Money Laundering (“FATF”) of the Organization for Economic Cooperation and Development (“OECD”) removed Panama from its list of countries and jurisdictions that are non-cooperative in the fight against money laundering. In April 2002, the OECD removed Panama from the list of countries that it considers uncooperative tax havens. As part of an agreement with the OECD, Panama has pledged to improve the transparency of its tax system and to provide certain tax information to the OECD member countries. In March 2003, Panama signed a cooperation agreement with Mexico that provides for the exchange of financial information to prevent and detect money laundering.

Economic Performance—2003 Through 2007

Revision of GDP Calculations. In 2002, the Directorate for Statistics and Census of the Comptroller General’s Office (“DEC”) revised its calculation of GDP by adopting a 1996 base year; the base year previously used was 1982. The calculation of Panama’s GDP now also includes figures from sectors that were previously unaccounted for under the previous methodology, takes into account indirect taxes paid by various sectors and adjusts national accounts figures to take account of the offer and use of goods and services. The Government believes that the revised methodology produces a more accurate estimate of Panama’s GDP and is consistent with accounting methods espoused by various international organizations, including the Economic Commission for Latin America and the Caribbean (an economic commission of the U.N. that, along with Panama’s Ministry of Economy and Finance, provided technical assistance to the DEC in its recalculations).

Revision of Non-Financial Public Sector Deficit Calculations. In 2004, the Torrijos administration revised the methodology used by the Moscoso administration to calculate the non-financial public sector deficit. The revised methodology used to calculate the 2004 deficit and restate the deficit for prior years going back to 2002 does not include expected Banco Nacional de Panamá dividends, the Panama Canal Authority’s net financial results or the savings generated by debt repurchase operations, all of which were included under the previous administration’s methodology. The revised methodology uses cash-based accounting standards.

Revision of Consumer Price Index Calculations. In 2004, the DEC revised its calculation of the consumer price index (“CPI”) by adopting a 2002 base year; the base year previously used was 1987. In addition, beginning with figures for 2004, the area sample was expanded to incorporate a broader population and updated expenditure weights were used in the market baskets to reflect new spending patterns.

Revision of Unemployment Rate. In 2004, the DEC revised its calculation of the unemployment rate by adopting open unemployment as the official indicator of unemployment. The open unemployment rate includes only persons actively seeking employment. The Government believes that the adoption of open unemployment as the official indicator of unemployment produces a better comparison with countries in the region, including the United States, that use open unemployment as the official indicator of unemployment. The revised methodology has been applied retroactively to, and thus adjusts, economic statistics from fiscal year 2002 onward.

Economic Performance in 2003. Panama’s GDP registered a real increase of 4.2% during 2003. This represented an increase from the 2.2% growth in real GDP experienced in 2002. The principal sectors of the economy responsible for such growth in 2003 were agriculture, mining, construction, transportation and communications, the Panama Canal, real estate and other services. The agriculture sector grew 9.3% from 2002 to 2003. This increase is primarily attributable to growth in commercial fishing activities, which resulted in increased levels of tuna exportation. Mining increased 35.4% from 2002 to 2003 (reflecting a contribution to GDP of 1.0% in 2003) due to the high level of construction activity. The construction sector grew 32.5% from 2002 to 2003, representing a contribution to GDP of 4.2% in 2003, as compared to 3.3% in 2002. This increase is primarily attributable to growth in commercial and public projects, as well as a rise in housing projects due to low mortgage rates and a change in the tax law which created a property tax exemption and tax incentives for middle-income housing. Transportation and communications activity in 2003 increased 12.7%, representing a contribution to GDP of 11.8% in 2003 as compared to 10.7% in 2002. This increase was due to the expansion of port activities to include service to and from Brazil and the increased use of railroads resulting from the growth in port activities. Panama Canal activities grew 6.7% in 2003 (reflecting a contribution to GDP of 4.9% in 2003) due to an increase in toll revenues and shipments, including oil and merchandise, destined for China. In 2003, the real estate sector also grew, increasing 4.7% from 2002 and representing 16.1% of GDP. Activity in other service sectors, including tourism, grew 2.4% in the aggregate in 2003, contributing 5.8% to 2003 GDP (compared to a contribution of 5.9% to 2002 GDP).

Financial intermediation activity in 2003 decreased 7.2% from 2002, representing a contribution to GDP of 7.8% in 2003, as compared to a GDP contribution of 8.7% in 2002. This decrease was principally due to a decline in the banking sector as a result of a continued reduction of external operations. The manufacturing sector continued its decline, decreasing 3.4% from 2002 (compared to a decline of 2.6% from 2002 to 2001). The decline of this sector, which represented 8.1% of GDP in 2003, is attributable in part to a decrease in the production of textiles, sugar, and footwear, as the manufacturing sector continues to adjust to the removal of fiscal incentives and reduction of import tariffs in that sector.

Inflation in 2003, as measured by the end-of-period CPI, increased to 1.7%, thereby tracking the pattern of inflation in the United States The open unemployment rate remained at 10.9% in 2003.

The Government’s current account for 2003 had a deficit of $119 million (0.8% of nominal GDP), compared to a deficit of $14 million in 2002. The Government’s overall deficit increased from $345 million in 2002 (2.8% of GDP) to $489 million in 2003 (3.4% of GDP). The overall non-financial public sector registered an accrued deficit of $623 million in 2003 (4.4% of GDP). The current account deficit with respect to Panama’s balance of payments increased from $95.5 million in 2002 to $579.5 million in 2003, resulting from a significant increase in retained profits in the banking sector. In 2003, Panama experienced an overall balance of payments deficit of $267.1 million, compared to an overall balance of payments surplus of $146.0 million in the previous year.

In an effort to promote the development of Panama’s capital markets, the Government initiated, in July 2002, a program of Treasury Note issuances in the local market. In seven auctions ending on February 4, 2003, Panama issued $250 million of 7.25% Treasury Notes due 2005; in ten auctions from March 11, 2003 to December 2, 2003, Panama issued almost $250 million of 6.75% Treasury Notes due 2007. The Government completed its 2003 financing following the June 2003 auction, and proceeds from subsequent auctions in 2003 were used for debt management operations.

Economic Performance in 2004. Panama’s economy grew in virtually all sectors during 2004. Panama’s GDP registered a real increase of 7.6% during 2004. In 2004, the primary sector grew an estimated 2.6% from 2003. In particular, the agriculture sector grew 1.4% in 2004, representing a contribution to GDP of 7.4% in 2004 as compared to 7.9% in 2003. This increase is primarily attributable to a continued growth in melon and pineapple exports and an increase in the price of tuna. The transportation and telecommunications sector grew by an estimated 17.0% in 2004 (contributing 12.6% to GDP in 2004 compared to 11.6% in 2003) due to increased cellular phone usage and the opening to competition of the international telecommunications market. Mining activities increased 12.5% in 2004, reflecting a contribution to GDP of 1.0% (an increase from 0.9% of GDP in 2003), due to high demand for mining products from construction activity. The construction industry grew by 13.9% in 2004 due to the large number of construction projects, in both the commercial and residential sectors, as a result of favorable interest rates. The contribution of the construction industry to GDP rose from 4.2% in 2003 to 4.5% in 2004. Activities of the CFZ increased 16.3% in 2004, reflecting a contribution to GDP of 7.1% in 2004 compared to 6.6% of GDP in 2003. This increase is primarily attributable to the continued economic recovery of South America. The manufacturing sector grew 2.1% in 2004 due in part to an increase in the production of food and beverages and construction-related materials. Panama Canal activities grew 9.7% in 2004 (contributing 4.9% to GDP in 2004 compared to 4.9% in 2003) due to an increase in canal traffic and cargo volume. The public utilities sector grew by 6.1% in 2004, representing a contribution to GDP of 3.1% in 2004 compared to 3.2% in 2003. This increase was in part attributable to increased hydroelectric power generation due to the opening of the new Estí power plant, expanded activity of the Bayano power plant and increased demand from construction projects and new shopping centers. In 2004, the only sector that declined was the financial intermediation sector, which fell 5.6% in 2004 compared to 2003. This decrease occurred despite an increase in external and internal credit in 2004 compared to 2003.

Inflation, as measured by the end-of-period CPI, was 2.0% in 2004. The open unemployment rate decreased from 10.9% in 2003 to 9.2% in 2004.

The Government’s current account for 2004 registered a deficit of $331 million (2.3% of nominal GDP), compared to a deficit of $119 million in 2003. The Government’s overall deficit increased from $489 million in

2003 (3.8% of nominal GDP) to $768 million in 2004 (5.4% of nominal GDP). In 2004, Panama’s non-financial public sector balance registered a deficit of approximately $691.0 million (or 4.9% of nominal GDP), up from $623.4 million (or 4.8% of nominal GDP) in 2003.

Economic Performance in 2005. During 2005, Panama’s economy grew in all sectors, except public administration. Panama’s GDP registered a real increase of 6.4% in 2005 compared to 7.6% in 2004. Inflation, as measured by the end-of-period CPI, was 3.5% in 2005, compared to 2.0% in 2004, primarily due to higher international prices for petroleum and certain dairy products and a decline in the supply of agricultural products as a result of severe weather during 2005.

In 2005, the primary sector grew an estimated 2.3% compared to 2004, primarily due to increased production in the fisheries sector, which grew by an estimated 2.6%, and the agriculture sector, which grew an estimated 2.6%. The growth in the agriculture sector was due in part to an increase in pineapple and live cattle exports, as well as an increase in rice production. The transportation and telecommunications sector grew by an estimated 14.1% in 2005 compared to 2004 due in part to increased port activity and shipments of cargo by railway. In 2005, the construction sector, which was negatively impacted by work stoppages in June 2005, grew an estimated 1.0% compared to 2004. Manufacturing activity increased an estimated 4.2% in 2005 compared to 2004 due in part to increased production of carbonated beverages and rubber and plastic products. The commerce sector grew an estimated 5.5% in 2005 compared to 2004 due to an increase in wholesale and retail sales. Activities of the CFZ increased an estimated 14.2% in 2005 compared to 2004 due in part to a rise in the demand for the CFZ’s services from Central America, Venezuela, and Ecuador.

The hotels and restaurants sector grew an estimated 9.8% in 2005 compared to 2004 due to an increase in the number of tourists visiting Panama. Panama Canal activities grew an estimated 4.9% in 2005 compared to 2004 due to a rise in cargo volume and increased toll receipts resulting from changes to the toll structure implemented on May 1, 2005. The financial intermediation sector grew an estimated 7.4% in 2005 compared to 2004 due to increases in external and internal credit. The public utilities sector grew by an estimated 3.1% in 2005 compared to 2004 due to increased demand for electricity from industrial, commercial and residential customers. Mining activities rose 1.0% in 2005 compared to 2004.

The Government’s current account for 2005 registered a deficit of $228 million (1.5% of nominal GDP), compared to a deficit of $331 million in 2004. The Government’s overall deficit decreased from $768 million in 2004 (5.4% of nominal GDP) to $606 million in 2005 (3.9% of nominal GDP). In 2005, Panama’s non-financial public sector balance registered a deficit of approximately $500 million (or 3.2% of nominal GDP), down from $691 million (or 4.9% of nominal GDP) in 2004.

Economic Performance in 2006. Panama’s GDP registered a real increase of 8.1% in 2006 compared to 6.9% in 2005. Inflation, as measured by the end-of-period CPI, was 2.0% in 2006, compared to 3.5% in 2005.

In 2006, the primary sector grew an estimated 5.3% compared to 2005, primarily due to growth in the mining sector and the agriculture sector, which grew by an estimated 18.3% and 3.6%, respectively. The growth in the agriculture sector was due in part to an increase in pineapple and live cattle exports. The transportation and telecommunications sector grew by an estimated 13.8% in 2006 compared to 2005 due in part to increased investments in port infrastructure and a rise in activity and shipments of cargo by railway. In 2006, the construction sector increased by an estimated 18.4% compared to 2005. Manufacturing activity rose an estimated 3.9% in 2006 compared to 2005 due in part to the continued production of carbonated beverages and rubber and plastic products. The commerce sector expanded an estimated 11.3% in 2006 compared to 2005 due to an increase in sales of automobiles and construction materials. Activities of the CFZ increased an estimated 11.6% in 2006 compared to 2005 due in part to a rise in the prices of Latin American exports.

The hotels and restaurants sector grew an estimated 11.3% in 2006 compared to 2005 due to an increase in the number of tourists visiting Panama. Panama Canal activities increased an estimated 13.6% in 2006 compared to 2005 due to an increase in cargo volume that was complemented by toll receipts resulting from changes to the toll structure implemented on May 1, 2005. The financial intermediation sector expanded an estimated 15.6% in 2006 compared to 2005 due to increases in external and internal credit. The public utilities sector grew by an estimated 5.6% in 2006 compared to 2005 due to increased demand for electricity from industrial, commercial and residential customers. Mining activities rose 18.3 % in 2006 compared to 2005.

The Government’s current account for 2006 registered a surplus of $446.8 million (2.6% of nominal GDP), compared to a deficit of $228 million in 2005. The Government’s overall deficit decreased from $606 million in 2005 (3.9% of nominal GDP) to a surplus of $35.7 million in 2006 (0.2% of nominal GDP). In 2006, Panama’s non-financial public sector balance registered a surplus of approximately $87.7 million (or 0.5% of nominal GDP), up from a deficit of $500 million (or 3.2% of nominal GDP) in 2005.

Economic Performance in 2007. During 2007, Panama’s economy grew in all sectors. Panama’s GDP registered a real increase of 11.2% in 2007 compared to 8.7% in 2006. Inflation, as measured by the end-of-period CPI, was 6.5% in 2007, compared to 2.0% in 2006, primarily due to the worldwide increase in oil prices affecting various sectors of the economy, such as increased costs in energy and food production.

In 2007, the primary sector grew an estimated 4.4% compared to 2006, primarily due to the mining sector, which grew by an estimated 19.6%, and the agriculture sector, which grew an estimated 2.1%. The growth in the agriculture sector was due in part to increased corn production. The transportation and telecommunications sector grew by an estimated 22.9% in 2007 compared to 2006 due in part to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. In 2007, the construction sector grew an estimated 19.6% compared to 2006 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government’s and the Panama Canal Authority’s investments in infrastructure. Manufacturing activity increased an estimated 5.7% in 2007 compared to 2006 due in part to a rise in the processing of food and beverage products. Activities of the CFZ increased an estimated 5.1% in 2007 compared to 2006 due in part to greater demand for imported goods and the recovery of national manufacturing production.

The commerce, hotels and restaurants sector grew an estimated 12.7% in 2007 compared to 2006 due to increased tourism. Panama Canal activities grew an estimated 3.0% in 2007 compared to 2006 due to an increase in number of transit vessels and net tons transported. The financial intermediation sector grew an estimated 18.7% in 2007 compared to 2006 due to increased banking and insurance activity. The public utilities sector grew by an estimated 5.1% in 2007 compared to 2006 due to increased electricity production. Mining activities rose 19.6% in 2007 compared to 2006 primarily due to increased production of construction materials.

The Government’s current account for 2007 registered a surplus of $982 million (5.0% of nominal GDP), compared to a surplus of $447 million in 2006. The Government’s overall surplus increased from approximately $36 million in 2006 (0.2% of nominal GDP) to approximately $240 million in 2007 (1.2% of nominal GDP). In 2007, Panama’s non-financial public sector balance registered a surplus of approximately $683.0 million (or 3.5% of nominal GDP), up from $87.7 million (or 0.5% of nominal GDP) in 2006.

The following table sets forth Panama’s principal price indicators for each of the years 2003 through 2007:

TABLE NO. 2

Inflation

(percentage change from previous period)

	2003(R)		2004(R)	2005(R)	2006(R)	2007
Period Average:
Consumer Price Index	n.a.	%(1)	0.5%	3.3%	2.3%	4.2%
Wholesale Price Index:
Imports	1.6		7.3	10.4	10.1	5.8
Industrial products	2.9		1.7	1.6	1.8	4.5
Agricultural products	(2.9)		2.6	(0.2)	3.2	6.3
All products	1.6		4.4	5.7	6.1	5.3

End of Period:
Consumer Price Index	1.7%		2.0%	3.5%	2.0%	6.5%
Wholesale Price Index:
Imports	1.9		8.7	11.2	5.2	16.5
Industrial products	0.3		2.7	1.4	2.3	6.2
Agricultural products	0.4		2.2	5.6	3.8	7.0
All products	1.0		5.3	6.2	3.9	11.4

(R)	Revised figures.
(1)	The CPI figures for 2004 to 2007 have been calculated using a newly-adopted methodology and a revised base year of 2002. Figures for 2003 have been calculated using an earlier methodology with a base year of 1987.
n.a.	Not available.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Gross Domestic Product

Real GDP grew 4.2% in 2003, primarily due to an increase in construction, transportation and communication, and mining activities. In 2004, real GDP grew an estimated 7.5%. The growth in 2004 was primarily attributable to a continued increase in construction, transportation and communications, mining and Panama Canal activities. In 2005, real GDP grew an estimated 7.2%, primarily due to increases in transportation and communications, CFZ and financial intermediation activities. In 2006, real GDP grew an estimated 8.7% and in 2007, real GDP grew an estimated 11.2%, led by growth in the transportation and communications sector (22.9%), the construction sector (19.6%), the mining sector (19.6%), the financial intermediation sector (18.7%) and commerce, restaurants and hotels sector (12.7%).

The sectoral composition of Panama’s GDP has remained relatively constant in recent years. In 2007, approximately 76.5% of real GDP was attributable to services, 11.6% of real GDP to the industrial activities of manufacturing and construction and 7.3% of real GDP to the primary activities of agriculture, fishing and mining.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2003 to 2007.

TABLE NO. 3

Gross Domestic Product

	2003	2004	2005	2006(R)	2007(P)
Gross Domestic Product (millions of dollars in constant prices)(1)	$12,182.8	$13,099.2	$14,041.2	$15,256.1	$16,966.1
% Change over Previous Year	4.2%	7.5%	7.2%	8.7%	11.2%
Gross Domestic Product (millions of dollars at current prices)	$12,933.2	$14,179.3	$15,464.7	$17,133.8	$19,739.8
% Change over Previous Year	5.4%	9.6%	9.2%	10.4%	15.2%

(1)	Figures are based on 1996 constant dollars. See “—Economic Performance—2003 Through 2007.”
(P)	Preliminary figures.
(R)	Revised figures.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2003	2004	2005(R)	2006 (P)	2007(E)
Primary Activities:
Agriculture(1)	$958.9	$971.9	$997.0	$1,032.7	$1,053.9
Mining	120.9	136.0	136.1	161.0	192.5

Total	$1,079.8	$1,107.9	$1,133.1	$1,193.7	$1,246.4

Industrial Activities:
Manufacturing	$965.4	$985.5	$1,026.9	$1,066.7	$1,127.4
Construction	516.7	588.6	594.6	704.0	842.1

Total	$1,482.1	$1,574.1	$1,621.5	$1,770.7	$1,969.5

Services:
Public utilities	$387.0	$410.6	$433.4	$457.7	$481.1
Commerce, restaurants and hotels	1,191.9	1,298.2	1,370.0	1,524.3	1,718.5
Transportation and communications	1,408.1	1,648.0	1,880.0	2,140.0	2,629.7
Colón Free Zone	801.1	931.3	1,063.5	1,186.9	1,247.4
Panama Canal Authority	590.9	648.3	688.0	781.9	805.3
Financial intermediation	939.4	887.0	1,032.4	1,193.5	1,416.8
Real estate	1,955.6	2,103.1	2,257.4	2,384.6	2,558.5
Public administration	1,188.0	1,217.0	1,208.3	1,231.8	1,272.7
Other services	701.5	735.3	762.5	800.1	854.2

Total	$9,163.5	$9,878.8	$10,695.5	$11,700.8	$12,984.2

Plus Import Taxes(2)	$757.6	$800.9	$880.2	$944.3	$1,133.2
Less Imputed Banking Services	(300.2)	(262.5)	(289.0)	(353.3)	(367.2)

Gross Domestic Product	$12,182.8	$13,099.2	$14,041.2	$15,256.1	$16,966.1

(P)	Pending figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Including fisheries.
(2)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product

(percentage change)(1)

	2003	2004	2005(R)	2006(R)	2007(E)
Primary Activities:
Agriculture(1)	9.3%	1.4%	2.6%	3.6%	2.1%
Mining	35.4	12.5	0.1	18.3	19.6
Total	11.7	2.6	2.3	5.3	4.4

Industrial Activities:
Manufacturing	(3.4)	2.1	4.2	3.9	5.7
Construction	32.5	13.9	1.0	18.4	19.6
Total	6.7	6.2	3.0	9.2	11.2

Services:
Public utilities	1.4	6.1	5.6	5.6	5.1
Commerce, restaurants and hotels	5.7	8.9	5.5	11.3	12.7
Transportation and communications	12.7	17.0	14.1	13.8	22.9
Colón Free Zone	(2.0)	16.3	14.2	11.6	5.1
Panama Canal Authority	6.7	9.7	6.1	13.6	3.0
Financial intermediation	(7.2)	(5.6)	16.4	15.6	18.7
Real estate	4.7	7.5	7.3	5.6	7.3
Public administration	1.4	2.4	(0.7)	1.9	3.3
Other services	2.4	4.8	3.7	4.9	6.8
Total	10.5	7.8	8.3	9.4	11.0

Plus Import Taxes(2)	0.1	5.7	9.9	7.3	20.0
Less Imputed Banking Services	4.2	(12.6)	10.1	22.2	3.9
Gross Domestic Product	4.2%	7.5%	7.2%	8.7%	11.2%

(R)	Revised figures.
(E)	Estimated figures.
(1)	Including fisheries.
(2)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2003	2004	2005(R)	2006(R)	2007(P)
Primary Activities:
Agriculture(2)	7.9%	7.4%	7.2%	6.8%	6.2%
Mining	1.0	1.0	1.0	1.0	1.1

Total	8.9	8.5	8.1	7.8	7.3

Industrial Activities:
Manufacturing	7.9	7.5	7.3	7.0	6.6
Construction	4.2	4.5	4.2	4.6	5.0

Total	12.2	12.0	11.5	11.7	11.6

Services:
Public utilities	3.2	3.1	3.1	3.0	2.9
Commerce, restaurants and hotels	9.8	9.9	9.8	10.1	10.1
Transportation and communications	11.6	12.6	13.4	14.0	15.5
Colón Free Zone	6.6	7.1	7.6	7.8	7.4
Panama Canal Authority	4.9	4.9	4.9	5.0	4.7
Financial intermediation	7.7	6.8	7.4	7.8	8.4
Real estate	16.1	16.1	16.1	15.6	15.1
Public administration	9.7	9.3	8.6	8.0	7.5
Other services	5.8	5.6	5.4	5.2	5.0

Total	75.2	75.4	76.2	76.7	76.5

Plus Import Taxes(3)	6.2	6.1	6.3	6.2	6.7
Less Imputed Banking Services	(2.5)	(2.0)	(2.1)	(2.3)	(2.2)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars. See “—Economic Performance—2003 Through 2007.”
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 76.0% of real GDP from 2003 to 2007. Services include real estate, transportation and communications, commerce restaurants and hotels, financial intermediation, public administration, the Panama Canal, the CFZ and public utilities. While real estate and public administration represent significant percentages of real GDP (estimated to be 15.1% and 7.5%, respectively, of real GDP in 2007), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Real Estate. The largest single component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented 15.6% of real GDP in 2006 and an estimated 15.1% of real GDP in 2007. In 2003, an amendment to the tax law created a property tax exemption and tax incentives for improvements made to residential and commercial properties prior to 2005, which in addition to low mortgage rates resulted in a rise in real estate activity in 2003 and 2004. Real estate represented 16.1% of real GDP in 2004 and an estimated 16.1% of real GDP in 2005.

Transportation and Communications. The transportation and communications sector, which includes ports, rails and telecommunications, has been a increasing component of the Panamanian economy in recent years. It represented an estimated 15.5% of GDP in 2007, 14.0% of GDP in 2006, 13.4% of GDP in 2005, 12.6% of GDP in 2004, and 11.6% of GDP in 2003.

Commerce. Commerce (which includes wholesale and retail activities, restaurants and hotels) represented 10.1% of GDP in 2007, 10.1% of GDP in 2006, 9.8% of GDP in 2005, 9.9% of GDP in 2004, and 9.8% of GDP in 2003. In 2007, retail and wholesale activities rose 10.6% and 13.6%, respectively, compared to 2006 in part as a result of increased commercial activities due to favorable economic performance. In 2007, the restaurants and hotels sector grew 14.6% primarily due to an increase in tourism.

Financial Services. The financial services sector represented an estimated 8.4% of GDP in 2007, 7.8% of GDP in 2006, 7.4% of GDP in 2005, 6.8% of GDP in 2004, and 7.7% of GDP in 2003. Approximately 6.7% of this sector’s contribution to GDP is accounted for by the banking sector, which as of December 2007, consisted of BNP and Caja de Ahorros, two state-owned banks, and 71 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. Figures show that, as of December 31, 2007, banking sector assets and deposits totaled approximately $56.3 billion and $40.1 billion, respectively. See “Financial System—The Banking Sector.”

Public Administration. Public administration, principally representing government activities, represented an estimated 7.5% of GDP in 2007, 8.0% of GDP in 2006, 8.6% of GDP in 2005, 9.3% of GDP in 2004, and 9.7% in 2003.

Colón Free Zone. The CFZ has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2007, approximately 2,586 companies used the CFZ service facilities for a variety of trading activities. The CFZ represented an estimated 7.4% of GDP in 2007, a decrease from 7.8% of GDP in 2006 and 7.6% of GDP in 2005. The CFZ represented 7.1% of GDP in 2004, and 6.6% in 2003. Total imports to the CFZ rose to $7.6 billion in 2007 from $6.8 billion in 2006. Total re-exports in 2007 were $8.5 billion, as compared with $7.7 billion in 2006. CFZ value added (re-exports minus imports) increased to an estimated $890 million in 2007, compared to $848 million in 2006. See “The Colón Free Zone.”

Panama Canal. For the years 2003 through 2007, economic activity associated with the Panama Canal Authority contributed an average of 4.9% to GDP. Total toll revenue increased 15.4% to $1.184 billion at fiscal year-end 2007 from $1.026 billion at fiscal year-end 2006. Canal transits increased 3.7% in the Canal’s 2007 fiscal year (which ended September 30, 2007) to 14,721 transits, and cargo tonnage decreased 1.6%. From 2003 to 2007, toll revenues increased 77.8%, while cargo tonnage increased 10.6% and the number of transits increased 11.9%. See “The Panama Canal—General.”

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 11.6% of GDP in 2007 11.7% of GDP in 2006, 11.5% of GDP in 2005, 12.0% of GDP in 2004, and 12.2% of GDP in 2003. Manufacturing represented an estimated 6.6% of GDP in 2007. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, the manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and free trade negotiations, many of such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 32.5% in 2003 and 13.9% in 2004. This increase was primarily attributable to certain tax exemptions, which expired in December 2003, that provided incentives for constructing middle-income housing and a large number of construction projects, in both the commercial and residential sectors, as a result of favorable interest rates. In 2005, construction activity increased by 1.0% in part due to work stoppages in June 2005. In 2006, construction activity increased by 18.4% in part due to real estate construction. In 2007, construction activity increased by 19.6% in part due to due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government’s and the Panama Canal Authority’s investments in infrastructure.

Agriculture and Mining Sector. The agriculture and mining sector is the third largest segment of the Panamanian economy in terms of GDP, accounting for an estimated 7.3% of GDP in 2007, 7.8% of GDP in 2006, 8.1% of GDP in 2005, 8.5% of GDP in 2004, and 8.9% of GDP in 2003. This sector employs a significant percentage of the Panamanian employed workforce (19.2% in 2007). Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2007, the value of agricultural production (which includes fisheries production) is estimated to have increased by 2.1%, after having increased by 3.6% in 2006.

Historically, bananas were Panama’s primary agricultural product and merchandise export. However, the European Union (“E.U.”) establishment in 1994 of a preferential trade assistance program with certain ACP (African, Caribbean and Pacific) countries receiving assistance under the Lomé Convention resulted in trade barriers that have adversely affected Panama’s banana industry.

In April 2001, the E.U. and the United States resolved their ongoing dispute regarding the preferential trade assistance program before the European Commission, agreeing on a tariff-only system to be implemented by 2006. In January 2006, Panama began paying a tariff of 176 Euros per metric ton of bananas entering the E.U. However, in the transition period, Panama’s banana exports to the E.U. continued to experience a decline. In 2003, banana production decreased by 2.3% from 2002 and accounted for 8.5% of agricultural value. In 2004, banana production decreased 2.2% from 2003 and accounted for an estimated 8.2% of agricultural value. In 2005, banana production decreased 12.5% and accounted for 6.9% of agricultural value. In 2006, banana production increased 15.8% and accounted for 11.7% of agricultural value. In 2007, banana production increased 1.1% and accounted for 7.6% of agricultural value.

In recent years fisheries have provided one of Panama’s primary agricultural product and merchandise exports. Fisheries decreased by 2.2% from 2006 to 2007, representing an estimated 24.7% of 2007 agricultural value. The decline in the fisheries sector in 2007 was primarily attributable to climate change and increased fuel prices. Frozen yellowfin tuna and fresh and frozen fish filet exports decreased 16.5% from $262.6 million in 2003 to $219.3 million in 2007. See “Foreign Trade and Balance of Payments—General.”

Figures indicate that shrimp exports totaled $56.4 million in 2007, an increase of 12.4% from $50.2 million in 2006.

Cattle and other livestock production represented an estimated 10.7% of 2006 agricultural value and increased slightly by 10.2% from 2005. Cattle and livestock production has accounted for a declining portion of agricultural value in recent years, as other sectors such as fisheries and poultry production have grown in importance. Cattle and livestock production accounted for 10.7%, 10.8% and 10.3% in 2005, 2004, and 2003, respectively.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute (“IMA”). See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. Current expenditures by the public sector, including Government-owned enterprises (other than the state-owned financial institutions), were $4.138 billion in 2007, $3.451 billion in 2006, $3.169 billion in 2005, $3.087 billion in 2004, and $3.020 billion in 2003. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2007:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2007 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$4,745.1	$512.3	$272.0	$135.2	$135.2
Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) (water)	605.8	556.6	73.7	(15.5)	0.0

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2007.

Sources: BNP and IDAAN.

In 1991, the Government initiated a privatization and public restructuring program managed by the executive branch through the Privatization Process Coordination Unit, an office within the Ministry of Economy and Finance. In May 1995, the Government created the Development Trust Fund to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund were to be used mainly for investment in social development programs and not for financing general Government expenditures. Development Trust Fund legislation was approved on January 7, 1997 by the Cabinet pursuant to the Assembly’s delegation of legislative powers to the executive branch for this purpose. Among other things, the law provides that money deposited in the Development Trust Fund from the proceeds of privatization cannot be withdrawn.

On June 27, 2000, the Assembly approved Law No. 22 which approved the use of the Development Trust Fund principal for social development programs. It also authorized the investment of the then approximately $1.3 billion of aggregate assets of the Development Trust Fund in seven types of investments.

Law No. 22 further provided that up to $559.0 million of the principal of the Development Trust Fund could be disbursed from 2001 to 2004 for social development programs. See “The Panamanian Economy—Reforms and Development Programs.”

Law No. 22 established a five-member Advisory Board to determine investment criteria and other policies for the Development Trust Fund. Law No. 22 provides that the Advisory Board shall consist of the Minister of Economy and Finance, who will also be the chairperson of the Advisory Board, another Minister appointed by the President, a representative designated by the Executive Organ, and a delegate from each of the Consejo Nacional de Trabajadores Organizados (the “National Council of Organized Workers”), which represents unionized workers, and the private business sector. The Executive Organ selects the labor and business delegates from a list of three nominees provided by the National Council of Organized Workers or the private business sector, as the case may be.

In the first half of 2002, the National Dialogue (the discussions among government, the business sector, representatives of workers and opposition parties) resulted in an agreement that earnings on Development Trust Fund investments could be used for general budget support. In 2003 and 2004, the Development Trust Fund transferred $61.9 million of investment earnings to the Central Government. The agreement is reflected in the Fiscal Responsibility Law, which was signed on May 7, 2002. The law sets targets for the ratio of total debt to GDP at 50% and the ratio of external debt to GDP at 35% and provides a mechanism, adjusted to reflect the Republic’s economic growth, to meet those targets over the medium term. To facilitate debt management, the law allows the Republic to invest up to 100% of the principal of the Development Trust Fund in Panamanian bonds. The law also provides for up to $200 million in spending of Development Trust Fund principal on several large infrastructure projects, designed to stimulate employment starting in 2003. These projects include the widening of the Inter-American highway for $69 million, road and canal rehabilitation projects for $28 million, irrigation projects for $30 million, and projects aimed at improving the supply of potable water and the sewage system for $70 million. In 2006 and 2007, the Development Trust Fund disbursed $12.2 million and $0.3 million for water and sewage system projects, respectively.

In October 2004, the Assembly approved Law No. 52, which further amended the law creating the Development Trust Fund and reallocated certain funds from the Development Trust Fund to new projects, including aid for neighborhoods destroyed by floods in September 2004.

As of December 31, 2007, audited financial statements showed a balance of $1.134 billion in the Development Trust Fund, a decrease from the December 2006 balance of $1.140 billion.

The Ministry of Economy and Finance has invested part of the principal of the Development Trust Fund with three asset managers. The asset managers are Goldman, Sachs, Morgan Stanley and BlackRock. As of December 31, 2007, the three asset managers had $192.3 million under management. The Bank of New York has been appointed global custodian of the funds administered by the asset managers.

The Government has taken other steps in recent years to reduce its direct role in the economy. These include the elimination of price controls and certain import restrictions as well as a general reduction in tariffs. At the same time, the Government has implemented various measures intended to facilitate the operation of the private sector, including the adoption of the LUIT and an antitrust and consumer protection law. The Government has also reformed Panama’s social security system by, among other things, gradually transitioning from a defined benefits system to personal savings accounts. See “—Other Legislation Related to Economic Reform—Economic Regulatory System.” In addition, on January 11, 2007, the Assembly approved Law No. 5 which simplifies the prerequisites to establish companies in the Panama.

Principal Operations and Privatization of Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. IRHE was responsible for the planning, coordination and supervision of programs for electricity generation, transmission and distribution, as well as conservation of energy resources. Electric rates were set by IRHE; however, since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Ente Regulador de Servicios Públicos (“ERSP”). See “—Other Legislation Related to Economic Reform —Public Services Law.”

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law states that up to 10% of the stock of each company will be made available for the benefit of employees. In October 1998, 51% of the stock of three IRHE distribution companies was sold. In January 1999, 49% of the stock of the hydroelectric generating companies, and 51% of the stock of the thermoelectric generating company was sold. Panama received $604 million in the aggregate for the sale of the shares. Pursuant to the law, the transmission company remains 100% state-owned.

Panama currently has high electric rates (an average of 0.158 cents per Kilowatt Hour as of December 31, 2007), and demand for electricity in 2007 grew an estimated average rate of 5.4% from 2006. As of December 31, 2007, Panama had an installed generating base of 1.511 Megawatts (“MW”), of which 0.847 MW was hydroelectric and 0.664 MW was thermoelectric. In November 2003, Hidroeléctrica Esti initiated operations of two hydroelectric plants in the province of Chiriquí that generate a base load of 120 MW. In 2006, total energy generation in the wholesale market increased 5.4% from 2005, and Panama registered a gross generation of 6,073.4 Gigawatt Hour (“GWh”), of which 3,819.9 GWh was hydroelectrically generated and 2,253.5 GWh was thermoelectrically generated. In 2007, total energy generation in the wholesale market increased 7.4% from 2006, and Panama registered a gross generation of 6,431.1 GWh, of which 3,706.0 GWh was hydroelectrically generated and 2,725.1 GWh was thermoelectrically generated.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service.

In 1997, the Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding $652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panama) S.A. (“C&W Panama”). Although Cable & Wireless is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. There are currently no plans for the sale of Panama’s remaining 49% interest in C&W Panama. INTEL was historically profitable and regularly paid dividends to the Central Government. Those dividends averaged approximately $103 million per year during the 1990-1996 period, but have decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. In 2007, C&W Panama paid $54.1 million in dividends to the Central Government.

Cable & Wireless’ concession to manage C&W Panama lasts 20 years and is renewable for ten additional years. The C&W Panama board of directors approved a $572 million capital expenditure program to expand and upgrade C&W Panama’s telephone system between 1998 and 2003. Under the concession Cable & Wireless would be subject to monetary penalties if C&W Panama’s service did not reach certain specified goals.

On December 31, 2002, the exclusive landline telephony service concessions granted to C&W Panama expired, leaving the local and long distance telecommunications market open to competition from other providers effective January 1, 2003. In 2007, the telecommunications market was comprised of approximately 204 companies.

In June 2002, the Assembly approved Law No. 32, which ratified the Central American Telecommunications Treaty signed by Panama, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua in August 1995. The treaty facilitates the integration and development of telecommunications facilities across Central America.

As of December 31, 2007, there were approximately 446,448 telephone lines in the country with a line penetration rate of approximately 13.97 lines per 100 inhabitants. As of December 31, 2007, there were approximately 3.011 million subscribers to cellular telephone service.

Water. The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales, or IDAAN, which serves approximately 100.7% of the population for which it is responsible (which constitutes 73.0% of the total population) through its 52 water purification plants, five filtration galleries, 149 pumping stations and 695 underground sources. Inefficiency in IDAAN’s operations and management, combined with leakage, has accounted for an estimated annual water loss of 44.8%. Unlike INTEL and IRHE, which had generally paid dividends to the Government on an annual basis prior to privatization and required no Government funding, IDAAN has required periodic transfer payments from the Government in order to meet its operating and capital expenses.

IDAAN has been reorganizing and modernizing following the passage of Law No. 77 of 2001, which granted IDAAN autonomy and financial independence from the central Government. In 2003, the Government initiated a water optimization program for the areas of Panama City, Colón, Chorrera and Arraiján. The total cost of this project is estimated to be $23.2 million. As of December 31, 2007, $18.51 million had been disbursed under this program. In 2003, the Government also began designs for the rehabilitation and renovation of the Federico Guardia Conte water purification plant. The total cost of this project is estimated to be $47.8 million. As of December 31, 2007, $42.6 million of this amount had been disbursed for the rehabilitation and renovation of the plant.

Under the Fiscal Responsibility Law, $70 million was allocated for investment in water projects, such as the construction of water purification plants and distribution lines. IDAAN periodically conducts a bidding process for water infrastructure projects. At December 31, 2007, approximately $36.4 million had been allocated to the construction of water purification plants and distribution plants.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo, and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2007, MIT handled approximately 1.280 million Twenty Foot Equivalent Units (“TEUs”), or 8.558 million metric tons, of cargo and containers compared with approximately 1.331 million TEUs, or 9.404 million metric tons, in 2006.

In May 2007, a $100 million expansion program of MIT was undertaken to increase its annual handling capacity from 1.5 million TEU’s to 2.2 million TEU’s.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was for $80 million and Evergreen began operations in the fourth quarter of 1997. In recent years, the container port in Colón has moved a significantly increasing number of containers. In 2007, the container port in Colón moved 5,169,866 metric tons of cargo and containers.

The Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., holds a 25-year concession (that is set to expire in 2023) to the trans-isthmus railway, principally for connecting the container ship ports on both coasts. Under the terms of the concession, the joint venture is required to pay to the Government 5.0% of its profits until it recovers its initial investment. After recovery of its initial investment, the joint venture will be required to pay the Government 10.0% of its profits. In 2007, the railway moved approximately 3,875,769 metric tons of containers, an increase from 2,287,268 metric tons in 2006. See “The Panama Canal—Reversion of the Canal Area to Panama.”

The Panama Ports Company, a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Government under this renewable 25-year concession, granted in 1996, were set at approximately $22.2 million plus 10.0% of revenues. In addition, an initial up-front grant to the Government of 10.0% of the shares in the operating company was required under the concession. In June 2002 Panama agreed to forego the $22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005 the Torrijos administration overturned the decision. The Panama Ports Company will pay the Government $102 million in back fees and proceed with its $1.0 billion ports expansion program.

Banking. The public banking sector is made up of four institutions: Banco Nacional de Panama (“BNP”); Caja de Ahorros (a savings bank); Panama’s agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”); and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). In accordance with the laws that govern these banks, the Government is responsible for the liabilities of all four institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest. Collectively, they had approximately 12.3% of the deposits and 10.6% of the assets in the national banking system as of December 31, 2007. As of December 31, 2007, the Government had not announced any plans to privatize these financial institutions. See “Financial System—Public Sector Banking Institutions.”

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations, and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Together with funds from the sale of shares in INTEL, the IRHE successor companies and the cellular telephone concession, a total of approximately $1.43 billion had been raised as of December 31, 2007 from toll road concessions, a concession for Panama City’s racetrack (Hipódromo Presidente Remón), casinos and slot machines concessions, and the sale of two sugar mills.

Other Legislation Related to Economic Reform

Public Services Law. Most public utility services in Panama were under the exclusive control of Government-owned entities for many years. As a prelude to privatization, in January 1996 the Assembly created ERSP, the administrative body entrusted with overseeing water, sewage, telecommunications and electricity services in Panama.

The Assembly granted ERSP broad authority to regulate prices, grant concessions, set quality standards, foster competition, set performance and efficiency standards, supervise compliance by operators, impose fines and resolve conflicts among regulated entities and the public. All decisions adopted by ERSP are subject to judicial review before the Supreme Court.

Economic Regulatory System. In an effort to make the Panamanian economy more open and competitive and to help satisfy requirements for Panama’s accession to the WTO, in February 1996, Panama enacted the Ley para la Defensa de la Competencia (the “Competition Law”), comprising antitrust regulation, consumer protection and antidumping and subsidies provisions. The antitrust provisions of the law are similar in many respects to those of the United States; however, the law does not provide for criminal enforcement or mechanisms to break up existing monopolies, and the sanctions mandated by the law are mainly pecuniary.

The consumer protection provisions regulate a wide spectrum of matters, including product liability and advertising. The dumping and subsidies provisions of the law are based on the Antidumping and Subsidies Agreements administered by the World Trade Organization.

Regulation of these competition matters is under the administrative jurisdiction of the Commission of Free Competition and Consumer Affairs. All Commission decisions are subject to judicial review before one of four circuit courts specifically created for such purpose.

Price Controls. The Government eliminated price controls in Panama and, under the 1996 Competition Law, the Office of Price Control was abolished. The final price controls on agricultural products were also eliminated in 1996.

Intellectual Property. Since 1994, Panama has taken actions to modernize its copyright protection legislation. Under the existing law, authors and their successors are entitled to benefit from their works for a period of 50 years. The law also contains administrative, civil and criminal sanctions for violations and provides for three civil circuit courts with jurisdiction over issues relating to intellectual property rights. The registration procedures and rules for granting intellectual property rights and protecting foreign-owned trademarks, patents and copyrights were streamlined in 1996. In January 2004, the Assembly passed legislation authorizing the imprisonment of, and imposition of fines on, persons who violate intellectual property rights.

Legislation to Promote Tourism. Law No. 2 of January 7, 2006, delegates authority to the Ministry of Economy and Finance to grant concessions to develop state-owned land for tourism-related purposes. Law No. 2 also sets forth the requirements for establishing and maintaining tourism-related investments in areas specifically dedicated by the Government for the development of tourism.

Extraordinary Legislative Powers. Pursuant to Law No. 1 of January 3, 2006 and Article 159 of the Panamanian Constitution, the Assembly granted President Torrijos extraordinary legislative powers through February 28, 2006, when the Assembly ended its recess and a new legislative session began. President Torrijos’ exercise of extraordinary legislative powers, which was limited to certain actions, included the establishment of a trust fund to benefit the rehabilitation and modernization of the Panama Canal, the reorganization of Panama’s competition commission and Banco Nacional de Panamá, the delegation of new responsibilities to the Ministry of Commerce and Industry and the Ente Regulador de los Servicios Públicos and the creation of an independent entity to regulate the importation of food products.

Foreign Investment in the Private Sector

Foreign investment in Panama has traditionally reflected the dual nature of the economy. There has been significant foreign investment in the internationally oriented service sector, including the CFZ and the banking sector. However, notwithstanding Panama’s history of low inflation and lack of exchange controls and statutory restrictions on foreign investment, foreign investment in Panama’s domestic sectors, principally manufacturing and agriculture, has not been significant. The limited foreign investment is attributable to perceived deficiencies in public infrastructure and public services, slow progress on economic reforms, rigid employment regulations, limited governmental efforts to attract investment and unfavorable trade policies.

In 1996, the Government entered into agreements with the United States Overseas Private Investment Corporation, the Export-Import Bank of the United States, MIGA and certain other bilateral agencies of the OECD countries to enable such entities to offer noncommercial risk insurance to foreign investors. Additionally, the Government has sought to facilitate foreign investment through the Panamanian Trade Development Institute, which provides investors with information, expedites specific projects, leads investment-seeking missions abroad and supports foreign investment missions.

The Moscoso administration successfully negotiated free trade agreements with certain Central American countries. The objective was to diversify commercial markets and services in the region, reduce trade barriers, increase investment, promote economic integration and facilitate negotiation of trade issues with the other trading partners. In early 2002, Panama signed the Free Trade Agreement with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. The Assembly approved the Free Trade Agreement in February 2003. Pursuant to the Free Trade Agreement, Panama and El Salvador signed a bilateral protocol, also approved by the Assembly in February 2003, which covers about 85% of both countries’ output. In September 2006, Panama concluded its fourth round of bilateral negotiations with Guatemala, and in May 2007, Panama conducted its seventh round of bilateral negotiations with Nicaragua. On June 15, 2007, Panama signed a Free Trade Agreement with Honduras, and on August 7, 2007, signed a Free Trade Agreement with Costa Rica.

Panama entered into a bilateral trade agreement with the Dominican Republic that became effective in December 2003, after each country ratified a negotiated list of 199 products for inclusion in the agreement. In August 2003, Panama signed a free trade agreement with Taiwan. In February 2004, Panama entered into free trade negotiations with Singapore, and was approved on June 20, 2006 by Law No. 19. Panama signed a Trade Promotion Agreement with the United States on June 28, 2007 that will come into force upon approval of each country’s legislature.

Panama hosted the temporary administrative headquarters of the Free Trade Area of the Americas (“FTAA”) between March 2001 and February 2003. Panama has initiated negotiations with other FTAA country members to locate the FTAA headquarters in Panama.

In addition, the development of several designated export processing zones, which offer tax-free status, special immigration privileges and labor laws and license and customs exemptions to manufacturers located within their boundaries, is intended to promote manufacturing investments. Similarly, the Government has allowed the creation of petroleum export zones with tax-free status and exemption from certain government regulations for the production, refining and exportation of petroleum products.

In order to attract more foreign investment in Panama, the Assembly passed Law No. 41 of August 24, 2007 that creates incentives for multinational enterprises to establish their headquarters in Panama. Among the incentives that are offered are an exemption from income tax for services rendered by the headquarters to its operations abroad, an exemption from transfer taxes on services and movable goods and the streamlining of the granting of visas to foreign personnel and dependents of the multinational enterprise.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal measures 51 miles from the Atlantic to the Pacific side. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Canal plays a significant role in the Panamanian economy. For the years 2003 through 2007, the activities of the Panama Canal Authority, PCA, have accounted for an average of approximately 4.9% of Panama’s GDP. In the Canal’s 2007 fiscal year, canal transits experienced an increase of 3.7% to 14,721 transits from 14,194 transits in 2006, and cargo tonnage decreased by 1.6% to 208.2 million long tons from 211.6 million long tons in 2006. In the Canal’s 2005 fiscal year, canal transits equaled 14,011 transits and cargo tonnage equaled 193.8 million long tons. From 2003 to 2007, transits through the Canal increased by 11.9% and cargo tonnage 10.6%. In addition to factors such as the development in recent years of alternative land routes and the general downturn of the global economy in the 2001-2003 period, the increasing size of vessels transiting the Canal has led to a decrease in the number of vessels required to transport cargo. However, from 2003 to 2007, toll revenues increased by 77.8%, primarily due to increases in toll charges. In 2007, total toll revenue was $1.184 billion, up 15.3% from 2006.

As of December 31, 2007, the Canal’s total work force (which includes temporary and permanent employees) was 9,246. Of the 2007 total work force, 7,844 were permanent workers and 1,402 were temporary workers. See “Employment and Labor—Salaries and Wages.”

The following table sets forth the Canal’s statistical and financial information for fiscal years 2003 through 2007 (each ending on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2003	13,154	666.0	188.3
2004	14,035	757.7	200.3
2005	14,011	847.6	193.8
2006	14,194	1,026.4	211.6
2007	14,721	1,183.9	208.2

Source: Panama Canal Authority.

The Canal Treaty of 1977

In September 1977, the Governments of Panama and the United States signed two treaties with respect to the Canal which became effective on October 1, 1979. The first treaty, known as the Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone, effective in 1979. The Canal Treaty of 1977 also afforded the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama would assume full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty on the Permanent Neutrality and Operation of the Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Canal Treaty of 1977. Pursuant to the Canal Treaty of 1977, the United States, beginning in 1979, gradually transferred former Canal Zone land and facilities to Panama. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission and Panama Canal Authority

The Panama Canal Commission

The Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a binational agency of the executive branch of the United States government charged with managing and operating the Canal until the expiration of the Treaty on December 31, 1999. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis and its income was not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that reliable and efficient service was continually provided and was based primarily on future traffic projections. Investment was financed with PCC resources derived from toll and other revenues. The Canal had operated for many years at close to capacity in terms of transits, and the PCC’s goal was to increase capacity to avoid backlog and permit overhaul work. In this regard, the PCC (and later, the PCA, which assumed management of the Canal from the PCC on December 31, 1999) began several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001 the PCA completed the widening of the Canal’s Gaillard Cut, a project that the PCC had begun in 1992. The total cost of the project was approximately $232.3 million. Other major maintenance programs, such as the overhaul of the locks, have been successfully completed. The PCA initiated the deepening and dredging of Gatun Lake and the Gaillard Cut in 2002. The cost of this project is estimated to be approximately $110.5 million. As of December 31, 2006, approximately $98.6 million, or 89.0%, of the project cost had been advanced. During PCA fiscal year 2007, approximately $8.1 million of the project cost was advanced. The project is scheduled to be completed in 2008.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used by the Torrijos administration (retroactively to fiscal year 2000) to calculate the non-financial public sector results do not consolidate the net financial results of the PCA with the Government’s own non-financial public-sector results.

As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the PCC on December 31, 1999. The PCA transfers to the Central Government any net surpluses generated by the Canal. In the fiscal year ended in September 2004, the PCA had a surplus of $380.3 million, up from $258.0 million for fiscal year 2003. In fiscal year 2006, the PCA had a surplus of $676.0 million, up 39.7% from $483.9 in 2005. In fiscal year 2007, the PCA had a surplus of $806.6 million, up 19.3% from 2006.

In July 2002, the PCA announced changes in an effort to modernize its toll structure. The first phase of such changes (implemented in October 2002) raised tolls by an average of 8.0% and the second phase (implemented in July 2003) raised tolls by an average of 4.5%, with actual toll fees based on vessel type and tonnage, and a fee for locomotive usage based on the number of locomotive cables required. On May 1, 2005, furthering changes to the toll structure that began in 2002, Panama implemented a revised measurement and pricing system applicable to full container vessels and other vessel types with on-deck container carrying capacity. The Panama Canal Authority adopted the TEU as the new measurement unit for full container vessels, thereby replacing the Panama Canal Universal Measurement System (“PC/UMS”). Since May 1, 2005, fully dedicated container vessels have been charged based on the total number of TEUs the vessel can carry fully loaded, taking into account the visibility restriction imposed by the Panama Canal Authority that limits the height of on-deck containers. For other vessel types with on-deck container carrying capacity, the former PC/UMS system will be used to measure spaces below-deck and the TEU toll will be applied to the actual number of containers on-deck. Under the new system, vessels in ballast (not carrying containers or any other cargo above or below deck) are charged less than laden vessels. The new measurement and pricing system is being phased-in over three years from May 2005. Under the new system, tolls increased nearly one-third beginning on May 1, 2005 and will increase approximately 65% by the end of the phase-in period. In 2007, the PCA modified its regulations for vessel measurement and the Panama Canal toll system. Vessels that are charged a toll depending on their displacement will be assessed a toll based on their maximum displacement, while passenger vessels will be assessed based on maximum passenger capacity. The average increase over the next three years will be between 10% and 15%. Revenues generated by the new toll system will help fund the Canal’s modernization program.

The fiscal year of PCA ends on September 30 of each year. Toll revenues for fiscal year ended September 30, 2007 reached $1.184 billion, an increase of 15.4% over fiscal year 2006. Toll revenues for the fiscal year ended September 30, 2006, reached $1.026 billion, an increase of 21.1% over fiscal year 2005.

The PCA investment plan for 2002 through 2004 totaled more than $350 million, of which $126.1 million were incurred during fiscal year 2002, $113.3 million were incurred during fiscal year 2003 and $136.7 were incurred during fiscal year 2004. The Canal investment plan for fiscal years 2004 through 2006 contemplated investments of more than $497 million, and included such projects as deepening and widening of the Gaillard Cut, the Gatun Lake and the Pacific and Atlantic entrances of the Canal; acquisition of tugboats and towing locomotives; rehabilitation of railways for towing locomotives; and an increase in the capacity of the potable water system. In July 2006, the Assembly approved the PCA’s budget for fiscal year 2007, allocating $176.4 million to the Canal’s investment plan. On July 10, 2007, the Assembly approved the PCA’s budget for fiscal year 2008, allocating $230.7 million to the Canal’s investment plan.

In February 2002, the Government announced that the German firm Bilfinger & Berger had won the bid for the construction of a second bridge over the Panama Canal. The construction of the bridge began in June 2002 and was completed in August 2004 at a cost of $104.1 million. On September 2, 2005, access roads to the second bridge over the Panama Canal were completed at a cost of $87.2 million.

On April 24, 2006, the Panama Canal Authority submitted to President Torrijos and the Cabinet Council its recommendation to build a new lane along the Panama Canal through the construction of a new set of locks that will double capacity. On June 26, 2006, the Cabinet Council approved the plan to expand the Canal and submitted it to the Assembly for approval. On July 14, 2006, the Assembly approved the $5.25 billion canal expansion plan, which was approved in a national referendum held on October 22, 2006. The $5.25 billion expansion plan includes $1.0 billion for the Pacific locks, $0.2 billion for water supply improvements, $1.1 billion for the Atlantic Locks; $0.5 billion for waterway improvements, $0.9 billion for improving access channels for new locks and existing navigational channels, $0.5 billion for potential inflationary risk, and up to an aggregate $1.0 billion in contingencies. The plan provides that the project will be funded entirely by the Panama Canal Authority, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic of Panama. The Panama Canal Authority will obtain a portion of these resources through an increase in tolls. Water-saving basins will be built alongside the new locks, which will reuse 60% of the water in each transit, thereby eliminating the need for constructing dams, flooding and displacing communities along the Canal’s Watershed. Construction is expected to be completed by 2014.

Effective April 1, 2006, the Panama Canal Authority increased the rates for tug and linehandling services due to rising operating costs. Rates for tug services increased 7.0% and rates for linehandling services rose 4.0%. Rates for these services had not been increased since March 2004.

Reversion of the Canal Area to Panama

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. By law, the net proceeds from ARI’s activities were deposited in the Development Trust Fund, together with certain of the proceeds generated by the Government’s privatization program. See “Structure of the Panamanian Economy—The Role of the Government in the Economy.”

With financial assistance from the IDB and the assistance of international consultants, ARI developed a Plan of General Use (the “Plan”) regarding redevelopment of the reverted Canal areas, which was adopted by the Assembly in July 1997. Under the Plan, ARI had broad authority to effect the Plan without further legislative approval, including the authority to sell and lease property and to grant concessions and contracts. Among the Plan’s objectives were: increasing maritime business; developing manufacturing for exports; expanding tourism; developing one or more educational and research institutions; improving trade and communications infrastructure; and conserving natural resources within the former Canal Zone. The Plan set forth a general scheme for use and development of the 140,000 hectares (540 square miles) of land and water surface in the former Canal Zone, of which 31,873 hectares (123 square miles) reverted to Panamanian control between 1997 and 2000, and the 7,000 buildings and other structures on this land. The Plan also covered 234,707 hectares (906 square miles) of land in the Canal watershed that was not part of the former Canal Zone.

ARI has granted significant concessions in furtherance of the Plan’s objectives. Pursuant to a concession granted to an international consortium, the former United States Fort Amador, located on Panama’s Pacific coast adjacent to Panama City, has been redeveloped as a tourist resort with several hotels and cruise ship facilities. The 197.7-acre resort includes shopping malls, restaurants, office buildings, residential developments and a golf course. The development consortium has contractually agreed to invest not less than $300 million through 2006. Additionally, ARI has granted a concession to an Exxon Mobil affiliate to provide fueling services to ships transiting the Canal. This affiliate has agreed to pay, on average, $1.5 million per year for ten years as a concession fee and to invest $25 million in the project.

In July 2004, the Assembly created a special economic zone at the former United States military base of Fort Howard and established an independent agency responsible for administering the zone. The Area Económica Especial Panamá-Pacifico is intended to attract foreign investment and to create jobs by granting preferential tax treatment to businesses involved in such areas as technology, aircraft repair and maintenance, maritime cargo and transportation logistics.

The laws establishing ARI, Law No. 5 of 1993, as modified by Law No. 7 of 1995, contemplated that ARI would not continue to operate beyond 2005 unless legislation was passed to extend its tenure. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy.

Other Trans-Isthmus Transportation

The dimensions of the Canal permit much of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. Two such modes, a railway which was constructed in the former Canal Zone and an oil pipeline constructed outside of the former Canal Zone, exist.

Railway. In February 1998, Panama granted a renewable, 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally for connecting the container ship ports on both coasts. Under the terms of this concession, this joint venture is required to pay to the Government 5.0% of its profits until it recovers its initial investment; after recovery of its initial investment, it will be required to pay the Government 10.0% of its profits. Passenger and container transport services were initiated in September and October 2001, respectively. In 2007, the railway moved approximately 3,875,769 metric tons of containers, an increase from 2,287,268 metric tons in 2006.

Oil Pipeline. The trans-isthmus oil pipeline was completed in 1982 and constructed to address the fact that the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. Since November 2003, the pipeline has reopened to fulfill spot contracts for pumping Ecuadorian crude oil across the isthmus for export to the United States Gulf Coast.

Additionally, Panama granted a concession in 1994 for construction of a trans-isthmus toll road between Panama City and Colón to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium. The first of a total of two sections of this road was completed in May 1999 and is in use. As of December 31, 2007, the second phase had not been completed.

In January 2007, the Government approved the transfer of the concession from PYCSA to Odebrecht, a Brazilian construction company for the section between Madden to Colon City. Odebrecht will build and complete this section of the toll road at an estimated cost of $215 million.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2007, approximately 2,586 companies used the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the LUIT, such income was to be taxed at a flat 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies effective January 1, 1997.

The CFZ has a significant impact on the Panamanian economy. From 2003 through 2007, it contributed an average of 7.3% of GDP and employed an estimated average of 1.9% of the workforce. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole. In 2007, total imports to the CFZ were preliminarily estimated at $7.6 billion (up from $6.8 billion in 2006), while total re-exports were $8.5 billion (up from $7.7 billion in 2006). By contrast, Panama’s non-CFZ, non-petroleum merchandise exports were preliminarily estimated at $1.1 billion in 2007, while non-CFZ merchandise imports were $6.9 billion in 2007.

In 2003, CFZ activity declined 2.0%, resulting in a decrease in real GDP contribution from 7.0% in 2002 to 6.6% in 2003. The contribution of the CFZ to real GDP rose by 16.3%, from 6.6% of real GDP in 2003 to 7.1% in 2004. This increase is primarily attributable to the economic recovery of South America. In 2005, the contribution of the CFZ to real GDP increased by 13.1%, to 7.5% in 2005, due in part to increased trade with China and increased demand from Central and South America. The contribution of the CFZ to GDP rose by 11.6%, to 7.8% of real GDP in 2006. This increase was primarily attributable to growth throughout Latin America and an increase in the price of exports. The contribution of the CFZ to GDP decreased by 5.1%, from 7.8% of real GDP in 2006 to 7.4% of real GDP in 2007. This decrease was primarily attributable to an increased participation of other sectors of economic activity.

The CFZ’s major competitors are the Miami, Chile, Aruba, Curaçao and Uruguay free trade zones. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, lack of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have begun to narrow several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth.

EMPLOYMENT AND LABOR

Labor Force

In 2007, Panama’s labor force was preliminarily estimated at 1,449 million (up from 1,418 million in 2006), which represented approximately 43.4% of the total population. In 2007, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 62.8% of the employed labor force, compared to 19.2% for the agricultural and mining sector and 18.0% for the industrial sector (consisting of manufacturing and construction).

In 2004, the Government adopted the open unemployment rate as the official indicator of unemployment. The open unemployment rate considers only those persons actively seeking employment. The Government believes that the open unemployment rate produces a better comparison with countries in the region, including the United States, that rely on open unemployment as the official unemployment indicator. Unemployment rate figures from 2001 onward have been revised to reflect the open unemployment rate.

Figures for 2003 indicate that the unemployment rate remained stable at 10.9%, which is attributable to improved economic conditions. In 2004, the unemployment rate decreased to 9.2%. This decrease was partially attributable to an increase in construction projects and the opening of new shopping centers. In 2005, the unemployment rate decreased further to 7.6%, primarily as a result of improved economic conditions. Figures for 2006 indicated an unemployment rate of 6.7%. Figures for 2007 indicated a decrease in the unemployment rate to 4.7%, which is attributable to improved economic conditions.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. The Moscoso administration introduced programs aimed at reducing unemployment, including Government-sponsored job fairs and a program to train those entering the work force for the first time. In 2004, the Torrijos administration launched an economic plan that seeks to reduce unemployment by increasing foreign trade and investment and initiating programs to enhance education.

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. Applicable law prohibits anti-union discrimination by employers. At present, approximately 16.2% of Panama’s total employed labor force is organized. The largest unions exist in the construction industry and among banana plantation workers. Unions engage in collective bargaining, primarily involving the negotiation of wages. Most workers enjoy the right to strike. Excluded from this right, however, are certain public service providers vital to public welfare and security (e.g., police, health, and PCA employees). While there were significant strikes during the economic and political disruptions of the mid- to late-1980s, there have generally been a limited number of strikes in recent years.

The following table sets forth certain labor force and unemployment statistics for the years 2003 through 2007:

TABLE NO. 9

Labor Force and Employment

	2003(R)	2004	2005	2006(R)	2007
	(thousands of persons)
Total Population	3,116	3,172	3,228	3,284	3,340
Working-Age Population	2,122	2,169	2,216	2,263	2,310

Labor Force
Employed	1,159.2	1,212.7	1,269.8	1,294.9	1,357.0
Unemployed	173.8	161.4	137.7	122.8	92.3

Total	1,333.0	1,374.1	1,407.5	1,417.7	1,449.3

	(annual percentage change)
Total Population	1.8%	1.8%	1.8%	1.7%	1.7%
Working-Age Population	3.3	2.2	2.2	2.1	2.1
Labor Force
Employed	4.3	4.6	4.7	2.0	4.8
Unemployed	(0.3)	(7.1)	(14.7)	(10.8)	(24.8)

Total	3.7%	3.1%	2.4%	0.7%	2.2%

	(in percent)
Labor Force:
Participation Rate(1)	62.8%	63.3%	63.5%	62.6%	62.7%
Employment Rate(2)	87.0	88.2	90.2	91.4	93.6
Unemployment Rate(3)	10.9	9.2	7.6	6.7	4.7
Of which:
Metropolitan Area(4)	13.4%	11.1%	9.6%	8.2%	5.7%

(R)	Revised figures.
(1)	Total labor force as percentage of working-age population.
(2)	Employed labor force as percentage of total labor force.
(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.
(4)	Including the cities of Panama and Colón.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage ($1.01 to $1.87 per hour in 2007, depending upon the worker’s location), minimum benefits and working conditions for employees, including maximum working hours (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which some workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-fourth of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Workers in the Panama Canal Zone were subject to United States wage and labor laws rather than Panamanian wage and labor laws. Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the continuation of separate wage and benefit regimes for Canal Zone workers. Private sector employees rendering services related to the Panama Canal are subject to a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and when they were originally employed. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999. In 2007, as a result of these factors, average monthly wages for the PCA were $2,568.42 for full-time workers, nearly five times higher than the average for all Panamanian workers in 2005, and $1,251.30 for temporary workers.

In 2007, average monthly wages for central Government employees increased to $570.61 and by 8.1% compared to 2006, while average monthly wages for public sector employees of municipalities increased to $369.30 and by 3.2% compared to 2006. In 2007, average monthly real private sector wages increased to $527.99, and by 7.3% compared to 2006. In 2007, average banana plantation monthly wages were $357.74, increasing by 7.3% from 2006.

In 2007 average monthly wages in all sectors of the Panamanian economy increased in real terms an average of 5.5% while in 2006 average monthly wages in all sectors of the Panamanian economy increased by 5.1%. In 2005 and 2004, average monthly wages in all sectors of the Panamanian economy increased in real terms by 1.2% and 1.2%, respectively. In 2003, average monthly wages in all sectors of the Panamanian economy increased in real terms an average of 0.7%, reversing a previous trend of decline.

Total public sector wages increased by 2.2% in 2003, primarily due to the entry into effect of previous legislation that mandated an automatic wage increase for workers in a broad range of government sectors such as health, education and agriculture. In 2005 and 2004, total public sector wages increased by 2.9% and 0.9%, respectively, due to an increase in the number of PCA employees. Total public sector wages increased by 1.9% in 2006 and 3.9% in 2007. In 2003, government statistics showed that average real private sector wages reversed a previous trend of decline, increasing by 0.2% after a decrease of 3.9% in 2002. In 2004, average real private sector wages grew, increasing by 2.3%. In 2005, average real private sector wages grew, increasing by 1.3%. Average real private sector wages experienced significant increases in 2006 and 2007, growing by 7.8% and 7.3%, respectively. The growth in private sector wages in 2003, 2004 and 2005 reflects the growth in the Panama Canal, CFZ, ports and other sectors. As a response to declining exports, banana plantations had reduced their workforces, resulting in a decline in total wages in 2003 and 2004. Banana plantation wages declined by 5.4% in 2003. In 2004, banana plantation wages continued to be adversely affected by reduced exports and declined 26.1%.

By law, the minimum wage is subject to review every two years. The minimum wage was raised to its current levels by Executive Decree No. 46 dated December 11, 2007, increasing the minimum wage by a percentage of between 9.3% and 13.9%, depending on the sector.

The following table sets forth a summary of average real monthly wages for the years 2003 through 2007:

TABLE NO. 10

Average Real Monthly Wages

	2003	2004	2005	2006	2007
Public Sector:
Central Government	$507.90	$508.64	$520.74	$527.98	$570.61
Autonomous agencies(1)	867.72	902.15	924.90	955.62	959.55
Municipalities	360.19	354.74	352.60	357.80	369.30
All Public Sector	640.33	646.35	664.94	677.75	704.04
Private Enterprise	440.96	451.02	456.63	492.13	527.99
Banana Plantations(2)	393.42	312.01	330.68	333.38	357.74

All Employees	$508.39	$514.69	$520.84	$547.16	$576.98

	2003	2004	2005	2006	2007
	(annual percentage change)
Public Sector:
Central Government	1.3%	0.2%	2.4%	1.4%	8.1%
Autonomous Agencies(1)	3.3	4.0	2.5	3.3	0.4
Municipalities	1.7	(1.5)	(0.6)	1.5	3.2
All Public Sector	2.2	0.9	2.9	1.9	3.9
Private Enterprise	0.2	2.3	1.3	7.8	7.3
Banana Plantations(2)	(5.4)	(26.1)	6.0	0.8	7.3

All Employees	0.7%	1.2%	1.2%	5.1%	5.5%

(1)	Includes PCA employees.
(2)	Calculation includes wages of laborers on independent producers’ farms, and excludes wages of laborers who work 22 or more days in a given month.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). CSS administers the CPF. The main sources of CSS revenue are contributions equal to 18.0% of wages (7.25% paid by employees and 10.75% by employers), Central Government transfers and investment income. In 2007, CSS’s revenues and expenditures (including transfers from the Central Government) amounted to 8.0% and 7.6%, respectively, of real GDP, making it the second largest entity in the public sector.

In June 2005, the Assembly approved Law No. 17, reforming Panama’s social security system by raising the minimum retirement age for men from 62 to 65, and for women from 57 to 60. Additionally, Law No. 17 gradually increased employer contributions to the social security system from 10.75% to 13.25% and employee contributions from 7.25% to 9.0% through 2010. As a result of the reforms, by 2015 employees would have been required to make contributions into the social security system for 25 years (up from the then current 15-year requirement) before becoming eligible to receive benefits. In June 2005, opponents of Law No. 17 organized nationwide protests. Teachers and construction and public health workers participated in several weeks of strikes and called for the repeal of Law No. 17. In response, on July 5, 2005, the Government postponed the effective date of Law No. 17 for 90 days to accommodate a national discussion to address the concerns of the unions and to assess proposed amendments to the law submitted by the private sector. On October 10, 2005, the Assembly approved Law No. 32, further postponing the effective date of Law No. 17 until December 31, 2005.

On December 28, 2005, after approval by the Assembly on December 21, 2005, the Torrijos administration approved Law No. 51, which replaces Law No. 17 and further reforms Panama’s social security system. Law No. 51 is the product of several months of national discussion that concluded on November 18, 2005 and amends or repeals numerous reforms included in Law No. 17. Under Law No. 51, by 2013, employees will be required to make contributions into the social security system for 20 years (up from the current 15-year requirement and down from the 25-year requirement embodied in Law No. 17) before becoming eligible to receive benefits. Law No. 51 maintains the current retirement age at 62 for men and at 57 for women. However, Law No. 51 permits early or delayed retirement within a range of ages that, depending on the age, determines a retiree’s level of benefits. Additionally, Law No. 51 gradually increases employer contributions to the social security system from 10.75% to 12.25% and employee contributions from 7.25% to 9.75% through 2013. Further, Law No. 51 reforms Panama’s social security system by gradually transitioning from the current defined benefits system to personal savings accounts. All persons under 35 years of age that are currently covered by the social security system will have the option of retaining the current defined benefit system or electing to participate in the personal savings accounts. Persons with a monthly salary over $500 per month and entering into the social security system after 2008 will have only the option of the personal savings accounts.

The CSS performs four separate functions: health, pensions and disability (“IVM”), workers’ compensation and program administration. IVM accounts for approximately 48.4% of CSS’s revenues and almost 56.1% of its expenditures. Demographic trends such as an aging population and an increase in the number of pension beneficiaries have contributed to the deterioration in the financial position of IVM.

The annual deficit of IVM for calendar year 2007 was $70.8 million, up from $62.4 million in 2006 and $67.3 million in 2005. Preliminarily, the IVM’s actuarial deficit as of December 31, 2007 was $695.0 million, or 34.7% of 2007 real GDP. At the Government’s request, the International Labor Organization (“ILO”), a U.N.-related organization, completed a study of methods of restructuring and financing IVM in December 1998. The Government addressed the recommendations of the ILO study, which include issues relating to financing of the CSS and the future of the CPF, which provides benefits for public sector employees, in Law No. 51 of December 2005.

The CPF was created in 1975 to facilitate the payment of pensions to retired public sector employees, including those eligible to receive pensions on the basis of special laws. Certain of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Special laws generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2005, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. In addition, once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, since 1975, public sector employees have contributed 2.0% of their salaries to the CPF while their employers paid 0.3% of their wages to cover the CPF’s administrative costs. The number of retirees covered by the CPF was 29,988 in 2003, 29,480 in 2004, 28,480 in 2005 and 19,974 in 2006. In 2007, the number of such retirees covered by CPF was 27,516.

In February 1997, the Assembly adopted legislation that reformed the CPF and established the Public Employees Savings Pension Capitalization System (“SIACAP”), a new defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. In August 1999, the Government issued $395 million aggregate principal amount of such bonds (the “SIACAP Bonds”). Future contributions will be made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants. Because SIACAP participants will no longer be making current contributions to the CPF, the CPF will have no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls. The CPF’s annual deficit, which has been funded by the Central Government, was $93.2 million in 2003, $88.5 million in 2004 and $99.3 million in 2005. In 2006, the CPF’s annual deficit was $78.7 million. The CPF’s annual deficit increased to $82.5 million in 2007 due to increased payments covered by CPF.

At the end of 2003, the actuarial deficit decreased to $798.0 million or 6.6% of 2003 real GDP. At the end of 2004, the actuarial deficit increased to $811.1 million or 6.2% of 2004 real GDP. At the end of 2005, the actuarial deficit decreased to $798.8 million or 5.7% of 2005 real GDP. At the end of 2006, the actuarial deficit decreased to $708.1 million or 4.7% of 2006 real GDP as a result of the decline in the number of CPF participants. The CPF’s actuarial deficit decreased to $713.5 million in 2007 or 4.2% of 2007 real GDP as a result of increased payments covered by CPF.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, for most expenditures the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The National Assembly approved Panama’s 2007 budget on December 20, 2006. The 2007 budget contemplated total expenditures of $7.38 billion, with budget estimates based on an anticipated 6.5% growth in nominal GDP and an anticipated consolidated non-financial public sector surplus of approximately $618.0 million (or approximately 3.5% of nominal GDP) for 2007. The 2007 budget was planned in accordance with the Fiscal Responsibility Law and, as a result, the budget was structured on a cash execution basis unlike budgets prior to 2003, which were formulated on a commitment execution basis. Under a cash execution basis, the Government recognizes revenue and expenditures when received or paid, as opposed to a commitment execution basis where revenue and expenditures are recognized when earned or incurred even if revenue has not yet been received and expenditures have not yet been paid. The Torrijos administration moved to a cash execution basis because it was believed to be an improved tool for managing the Government’s public finances. The 2007 budget included investment projects that were executed within the 2007 fiscal period. Under the 2007 budget, the Central Government’s total financial needs for the year were approximately $4.38 billion, which included approximately $797.6 million for public debt service.

The 2007 budget allocated public expenditures as follows: 47.0% to the social sector; 6.5% to infrastructure; 16.8% to production/development; 9.9% to general services; and 19.8% to debt service.

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function

(in millions)

Itemization	2003	2004	2005	2006	2007
Legislative	$38.6	$45.4	$39.6	$46.2	$51.8
Judiciary	41.0	42.4	40.8	45.9	54.6
Administration and Planning	274.5	318.9	281.2	340.9	516.8
Agriculture	83.2	113.0	85.7	78.7	88.8
Public Security	249.3	265.0	258.8	308.3	345.4
Education	552.8	563.2	607.1	701.6	790.7
Housing	27.9	28.5	23.1	25.3	40.4
Industry and Commerce and Services	23.5	24.8	33.3	38.9	39.8
Foreign Affairs	35.8	38.3	33.4	36.0	40.4
Health	445.7	437.2	433.0	438.2	626.6
Labor	17.5	20.0	20.0	24.9	89.3
Transportation	148.8	216.7	158.5	234.5	299.1
Intergovernmental Transfers	310.6	297.0	312.3	257.3	310.9

Total	$2249.2	$2410.4	$2326.8	$2576.7	$3294.6

Source: Ministry of Economy and Finance.

The National Assembly approved Panama’s 2008 budget on December 11, 2007. The 2008 budget contemplates total expenditures of $8.3 billion, with budget estimates based on an anticipated 8.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $225.0 million (or approximately 1.1% of nominal GDP) for 2008.

In September 2004, the Torrijos administration revised the methodology used by the former Government to calculate the non-financial public sector deficit. The revised methodology used to calculate the non-financial public sector deficit does not include expected BNP dividends, the Panama Canal Authority’s financial results or the savings generated by debt repurchase operations, all of which were included under the previous administration’s methodology. The revised methodology uses cash-based accounting standards. In October 2004, the Assembly passed Law No. 51, which suspended in fiscal years 2004 and 2005 the requirement, set forth in the Fiscal Responsibility Law, that the annual fiscal deficit not exceed 2% of GDP.

In 2007, Panama’s non-financial public sector balance registered a surplus of approximately $683.0 million (or 3.5% of nominal GDP). The Central Government’s overall balance registered a surplus of approximately $240.0 million (or 1.2% of nominal GDP) in 2007, up from a surplus of $35.7 million (or 0.2% of nominal GDP) in 2006. In 2006, Panama’s non-financial public sector balance registered a surplus of approximately $87.7 million (or 0.5% of nominal GDP), up from a deficit of $500.1 million (or 3.3% of nominal GDP) in 2005.

In September 2005, the Torrijos administration repealed a decision by the Moscoso administration to cancel annual payments by the Panama Ports Company (“PPC”) to the Government in exchange for significant investments to expand and modernize the ports. As a result of negotiations between the Torrijos administration and the PPC, the PPC agreed to pay the Government $102.0 million in back fees and to proceed with its port expansion program. On October 18, 2005, the PPC paid the Government $102.0 million in back fees and initiated the expansion of the Port of Cristobal, which is part of its $1.0 billion ports expansion program.

The Torrijos administration has settled most of the accounts payable to suppliers that existed when President Torrijos took office. The total value of accounts payable inherited by the current administration was approximately $503.1 million, including registered and non-registered debts. By March 2005, the Torrijos administration had reduced such accounts payable to $34.8 million. On October 26, 2005, the Cabinet approved an additional $34.7 million credit to the 2005 budget to settle the remaining accounts payable outstanding as of December 31, 2004. As of December 31, 2007, the Central Government maintained accounts payable to suppliers of $401.7 million due to an increased execution in investment programs.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a 5.0% value-added tax on all movables, except food, medicine and other minor items. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 55.0% of the Central Government’s revenues in 2007 came from various forms of taxation. Preliminarily, Central Government tax revenues in 2007 were $2.1 billion, an increase of 18.7% over 2006 tax revenues. Revenues from income taxes represented the primary component of tax revenues in 2007. Approximately 47.1% of 2007 tax revenues were from income taxes, compared to their 49.4% contribution to 2006’s tax revenues. Income tax revenues increased 12.2% in 2007, rising to $985.0 million from $878.4 million in 2006.

Personal income tax rates vary by incremental stages based on the individual’s earnings per year. Each tax bracket includes a fixed component as well as a variable percentage assessed on anything above the minimum income level of that bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the LUIT. Domestic transaction taxes, such as the value-added tax, a tax on petroleum products and tobacco and beverage taxes, made up 34.9% of 2007 tax revenues. The balance of tax revenue comes from duties on foreign trade (12.9% of 2007 tax revenues) and a wealth tax assessed on real estate (5.2% of 2007 tax revenues). The foreign trade duties are overwhelmingly assessed on imports rather than exports.

In December 2002, the Assembly approved Law No. 61, which enacted tax reforms aimed at improving and streamlining the administrative and operating procedures of the Directorate of Revenues in order to increase efficiency in tax collection. The approved tax reforms also create a broader tax base through: (1) the extension of value-added tax to services; (2) the increase of effective rates for certain traditionally tax-exempt industries; (3) the establishment of a luxury tax on certain goods; and (4) the gradual elimination of tax incentives previously granted to certain sectors of the economy. In addition, the approved tax reforms include an income tax exemption for salaried workers earning $800 or less. Law No. 61 took effect on April 1, 2003.

In February 2005, the Assembly passed Law No. 6, introducing certain fiscal reforms aimed at increasing tax revenues and reducing the public sector deficit. The fiscal reforms seek to increase tax revenues through the creation of an alternative minimum income tax of 1.4%, a tax on professional services, and a selective consumption tax on certain products, services and activities, such as jewelry, weapons, cable television, cellular phones and casino and gaming activities. Certain tax provisions were eliminated by the fiscal reforms, including taxes on sugar production, insurance and private pension plans. With the fiscal reforms, the Government chose to discontinue the use of open-ended tax incentives in favor of tax incentives that are limited to a specific amount and time period. In addition, the fiscal reforms provide for a gradual reduction of current Government expenditures for wages and salaries through a reduction in the size of the Government work force. Under Law No. 6, public institutions submitted to the Cabinet for approval specific plans to reduce by January 1, 2008 the number of public employees to a number no greater than the number of public employees as of December 31, 1999.

As a result of the LUIT, Panama’s accession to the WTO and free trade negotiations, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” In addition to the changes in corporate tax rates, other tax changes in the LUIT included: eliminating the deductibility of certain non-agricultural investment costs by agricultural enterprises (thus reducing a tax preference for the agricultural sector); initially reducing and then eliminating in 2003 tax credit certificates given to certain exporters of non-traditional exports; restricting a tax exemption to only low-cost housing for real estate capital gains income reinvested in new housing; restricting the deductibility of interest paid on back-to-back credits; and eliminating, in 2000, a 25% income tax credit for certain new investments. The LUIT also introduced a drawback mechanism whereby an exporter, at the time of shipping, can obtain a reimbursement of all taxes paid upon importation on account of products used in the process of manufacturing the exported goods.

In addition to Central Government and municipal taxes, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 10.75% of an employer’s wage bill, and an education tax equal to 1.25% of an employer’s wage bill, each as of December 31, 2007.

Revenues and Expenditures

The following tables set forth the revenues, by source, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2003 through 2007. The non-financial public sector includes the Central Government, decentralized agencies and non-financial public enterprises. Decentralized agencies include CSS, principal universities and ARI. Under the terms of the 1994 amendments to the Constitution, the PCA budget is not included in the budget of the Central Government.

TABLE NO. 12

Central Government Operations(1)

(in millions of dollars)

	2003	2004	2005	2006	2007(P)
Revenues:
Tax Revenues:
Income tax	$435	$489	$584	$878	$985
Other direct taxes	84	77	88	92	109
Taxes on foreign trade	200	217	241	271	269
Taxes on domestic transactions	408	426	429	522	730

Total	$1,127	$1,209	$1,342	$1,763	$2,093

Nontax Revenues:
Panama Canal	145	158	204	269	359
Oil Pipeline	0	1	0	0	1
Transfers from balance of public sector	207	198	201	228	245
Other(2)	484	459	592	902	1,054

Total	$836	$815	$996	$1,400	$1,659

Current Revenues	1,962	2,024	2,339	3,163	3,751
Grants-in-Aid	0	0	0	0	31
Capital Revenues	36	18	7	23	23

Total Revenues	$1,998	$2,042	$2,346	$3,187	$3,805

Expenditures:
Current Expenditures:
Wages and Salaries(3)	728	762	768	812	875
Goods and Services	179	208	215	219	235
Pensions and Transfers of which:	560	739	737	870	928
Social Security Agency	282	376	311	352	341
Decentralized agencies	93	98	107	114	121
Public enterprises	2	0	5	17	3
Nonconsolidated agencies	184	265	314	387	463
Interest:
Internal	90	102	119	171	80
External	470	491	564	555	598

Total	$560	$593	$682	$726	$678

Other Current Expenditures	54	53	165	90	53

Total Current Expenditures	$2,081	$2,355	$2,566	$2,716	$2,769

Capital Expenditures:
Fixed Capital Formation	332	358	277	329	717
Transfers of Capital:
To decentralized agencies	74	97	108	106	79
Other	6	47	52	36	38

Total	$74	$97	$108	$106	$79
Total Capital Expenditures	406	455	385	435	796

Total Expenditures	$2,487	$2,810	$2,951	$3,151	$3,565

Current Account Balance (deficit)(4)	(119)	(331)	(228)	447	1,013
Overall Balance (deficit)	(489)	(768)	(606)	36	240
Of which: Capitalization of Interest	$1	$1	$1	$1	$0

(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations and anticipated BNP dividends.
(2)	Includes other non-tax revenue, interest received from the Development Trust Fund as a result of privatizations beginning 1997 and dividends.
(3)	Includes severance payments and back pay of wages.
(4)	Including grants-in-aid.

Sources: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 13

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2003	2004	2005	2006	2007(P)
Revenues:
General Government
Central Government	$1,901.0	$1,963.7	$2,264.8	$3,076.7	$3,651.2
Caja de Seguro Social (“CSS”)	725.0	796.3	827.3	898.7	1,104.0
Consolidated agencies	78.0	79.2	82.7	100.4	120.6

Total	$2,704.0	$2,839.2	$3,174.8	$4,075.7	$4,875.9

Public Enterprises Operations Surplus	91.0	95.9	156.9	128.1	163.7
Nonconsolidated Agencies Surplus	22.0	38.1	98.3	37.2	184.5
Capital Revenues	49.0	27.5	44.2	41.6	250.0
Donations	0.0	0.0	0.0	0.0	31.2

Total	$2,869.0	$3,000.7	$3,474.2	$4,282.8	$5,505.3

Expenditures:
General Government
Central Government	1,235.0	1,285.8	1,350.2	1,507.6	1,625.3
CSS	1,104.0	1,150.9	1,196.2	1,251.8	1,374.5
Consolidated agencies	149.0	149.2	156.3	160.9	164.7

Total	$2,488.0	$2,585.9	$2,702.7	$2,920.3	$3,164.5

Capital Expenditures	532.0	501.5	466.0	530.3	973.6

Total	$3,020.0	$3,087.4	$3,168.7	$3,450.6	$4,138.1
Balance(2)	(151.0)	(86.7)	305.5	832.0	1,367.3
Debt Interest Paid	471.0	604.3	694.0	744.3	684.2
Surplus (Deficit)	(622.0)	(691.0)	(388.5)	87.7	683.0
Overall Surplus (Deficit)	$(623.0)	$(691.0)	$(500.1)	$87.7	$683.0
Percentage of GDP (nominal)	(4.8)%	(4.9)%	(3.3)%	0.5%	3.5%

(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.
(2)	Excluding external interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. As of December 31, 2007, BNP’s foreign assets increased to $1.9 billion (from $1.3 billion as of December 31, 2006), primarily due to an increase in reserves, loans and other assets. Neither BNP nor the Government currently has gold reserves.

The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

TABLE NO. 14

International Reserves

(in millions of dollars)

	December 31,
	2003	2004	2005	2006	2007
Gold	$0.0	$0.0	$0.0	$0.0	$0.0
Foreign Exchange(1)	992.9	611.4	1,192.5	1,315.9	1,914.5
Reserve Position in IMF	11.9	11.9	11.9	11.9	11.6
Special Drawing Rights	0.0	0.6	0.3	0.6	0.9

Total	$1,004.8	$623.9	$1,204.7	$1,328.4	$1,927.0

(1)	Foreign assets of BNP.

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2003, 2004 and 2005 the financial service sector represented 7.7%, 6.8% and 7.4 of GDP, respectively. In 2006 and 2007, the financial service sector continued to increase, representing 7.9% of GDP and 8.4% of GDP, respectively.

The Banking Sector

The banking sector accounts for approximately 8.4% of the financial system’s contribution to GDP. The banking sector’s development has been fostered by the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and the large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2007, two official banks, 38 general license banks, 33 international license banks and 12 representative offices constituted the banking sector. Of the 38 general license banks, 13 were incorporated in Panama and the rest abroad.

Measured by Panamanian assets, the largest bank based in Panama is Banco General, S.A., with $7.3 billion in Panamanian assets at December 31, 2007. Primer Banco del Istmo, S.A., with $4.7 billion in Panamanian assets at December 31, 2006 and Banco Latinoamericano de Exportaciones, S.A., also with $4.7 billion in assets at December 31, 2006 are the second and third largest, respectively. See “—Public Sector Banking Institutions—Banco Nacional de Panamá.” Two of the other largest banks, based on Panamanian assets, are HSBC Bank (Panama) and Banco Bilbao Vizcaya (Panama), S.A., and they are both Panamanian-owned. Foreign banks with substantial Panamanian assets include BNP Paribas and Global Bank Corporation. The largest international license banks, based on Panamanian assets, are Banco de Crédito de Perú, Bancolombia (Panama), S.A., ES Bank (Panama), S.A., GTC Bank, Inc., Popular Bank & Trust Ltd. and BCT Bank International S.A.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2007, in each of three categories:

TABLE NO. 15

Largest Banking Institutions

(assets in millions of dollars)

Panamanian Assets
Official Banks
Banco Nacional de Panamá(1)	$4,765.4
Caja de Ahorros	1,233.1

General License Banks(2)
Banco General, S.A.	7,291.7
Primer Banco del Istmo, S.A.	4,733.3
Banco Latinoamericano de Exportaciones, S.A.	4,729.8
HSBC Bank (Panama), S.A.	4,098.3
BNP Paribas	2,468.9
Global Bank Corporation.	1,594.6
Banco Bilbao Vizcaya (Panama), S.A.	1,418.9

International License Banks
Banco de Crédito de Perú	2,505.8
Bancolombia (Panama), S.A	2,093.9
ES Bank (Panama) S.A.	820.3
GTC Bank, Inc.	678.6
Popular Bank & Trust, Ltd (Banco Popular de Panamá)	505.4
BCT Bank International S.A.	495.2

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

Total assets of the banking sector were approximately 74.1% higher in 2007 than in 2003. Deposits were approximately 69.9% higher in 2007 than in 2003.

The table below sets forth information on the banking sector at December 31 for each of the years 2003 through 2007:

TABLE NO. 16

The Banking Sector

(in millions of dollars)

	December 31,
	2003	2004	2005(R)	2006(R)	2007
Assets:
Liquid Assets:
Deposits in local banks	$1,191	$1,088	$1,414	$2,276	$2,391
Deposits in foreign banks	6,271	5,928	4,799	6,181	6,987
Other	372	367	507	613	597

Total Liquid Assets	7,834	7,383	6,721	9,069	9,976

Loans	17,389	19,900	22,905	26,609	33,418
Investments in Securities	5,398	5,760	6,857	7,162	10,200
Other assets	1,727	1,566	2,133	2,433	2,731

Total Assets	32,348	34,610	38,615	45,274	56,325

Liabilities:
Deposits:
Internal:
Official	1,920	1,795	2,289	2,441	3,405
Public	10,230	11,065	12,001	14,617	17,260
Banks	1,135	1,083	1,421	2,145	2,562

Total Internal Deposits	13,285	13,943	15,712	19,203	23,227
External:
Official	58	35	31	43	22
Public	5,889	6,235	6,589	8,181	10,644
Banks	4,367	4,319	4,765	4,518	6,206

Total External Deposits	10,314	10,589	11,385	12,743	16,872

Total Deposits	23,599	24,531	27,096	31,946	40,098

Obligations	3,685	4,478	5,154	6,140	7,434
Other Liabilities	1,046	956	1,343	1,819	1,791

Total Liabilities	28,340	29,965	33,593	39,905	49,323

Capital and Reserves	4,018	4,644	5,022	5,369	7,001

Total Liabilities and Capital	$32,348	$34,610	$38,615	$45,274	$56,325

(R)	Revised figures.

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basle Accord.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a five-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain minimum qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of an additional term, and may be removed only for cause. In order to provide for staggered terms, the initial terms of three of the members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the office of the Superintendent of Banks, a full-time government official appointed by the President (again without legislative intervention) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than $10 million. Additionally, general license banks must maintain a minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) is comprised of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure.

Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on a bank’s extending credit and issuing guarantees to parties related to such bank. Such related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. Such supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of the banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without having intervened previously, when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties, at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if the reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to $30,000 plus $35.00 per each $1.0 million in assets, up to a maximum charge of $100,000.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, a commercial bank created in 1904, also has many functions of a central bank. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and to distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. Also, BNP offers a wide range of commercial banking services through its 62 branches throughout Panama. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks, and under the Banking Law BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, as with other commercial banks, has the ability to make direct loans to the Government as well as to purchase notes issued by Panama. BNP has certain competitive advantages as compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency.

BNP is the largest banking institution in Panama in terms of domestic credit, local deposits and savings deposits. At December 31, 2007, total assets of BNP were $4.7 billion, deposits were $4.1 billion and loans were $2.1 billion, of which $721.2 million were made to the public sector and $1.4 billion were made to the private sector. The public sector credits primarily consist of loans to the Central Government, one of which was the result of overdrafts by the Central Government during the 1987-1989 period. See “Public Sector Debt—Internal Debt.”

As of December 31, 2007, BNP’s capital and reserves represented 12.6% of its bank deposits and 10.8% of its total assets. BNP generated gross income of $195.6 million in 2007, compared to $175.3 million in 2006, and had net income of $135.2 million in 2007, compared to $111.7 million in 2006. This increase in net income is primarily attributable to $76.6 million from interest from deposits and security investments. There are no laws pertaining to the payment of dividends by BNP to the Central Government. In 2007, BNP paid the Central Government dividends totaling $135.2 million.

The following table sets forth BNP’s balance sheet at December 31 for the years 2003 through 2007:

TABLE NO. 17

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	December 31,
	2003	2004(R)	2005(R)	2006(R)	2007
Assets:
Cash and checks	$121.6	$111.2	$140.9	$135.3	$169.3
Bank deposits	976.2	566.1	1,174.5	1,274.5	1,855.8

Total	1,097.8	677.3	1,315.3	1,409.8	2,025.1

Loans:
Domestic loans:
Public sector	517.4	841.1	788.6	772.0	721.2
Private sector	1,168.6	1,232.9	1,164.4	1,202.6	1,444.1
Foreign loans	0.0	0.0	0.0	0.0	0.0
Less provisions	(41.3)	(104.5)	(99.1)	(148.7)	(97.1)

Total (net)	1,644.7	1,969.5	1,854.0	1,825.9	2,068.2

Investments	299.0	308.1	323.0	434.5	469.9
Net Fixed Assets	38.6	40.1	39.4	41.6	46.7
Other Assets	179.6	149.0	111.4	89.0	108.2

Total	3,259.6	3,144.0	3,643.2	3,800.8	4,745.1

Liabilities:
Deposits	2,598.2	2,479.6	2,962.4	3,114.4	4,072.6
Obligations with Financial Institutions and International Organizations	51.6	42.7	33.8	25.6	16.8
Other Liabilities	109.9	106.7	120.5	147.8	143.4

Total	2,759.6	2,629.0	3,116.7	3,287.9	4,232.8

Capital and Reserves	500.0	515.1	526.5	513.0	512.3

Total Liabilities and Capital	$3,259.6	$3,144.1	$3,643.2	$3,800.8	$4,745.1

(R)	Revised figures.

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 42 branches throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros at December 31, 2007 were $1.2 billion (a 10.9% increase from 2006). Total deposits in Caja de Ahorros at December 31, 2007 were $866.3 million (a 17.8% increase from 2006), while total net loans held by Caja de Ahorros at that date were $840.4 million (a 10.5% increase from 2006). Caja de Ahorros had a net gain of $20.2 million in 2007, compared to a net gain of $16.0 million in 2006, primarily due to a $10.1 million increase in interest income from loans.

Other Public Sector Institutions. The Panamanian public banking sector includes two other significant institutions. They are BDA, which is the agricultural development bank, and BHN, which is the national mortgage bank. Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to $9.0 million in principal and $15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2007, preliminary figures indicate that BDA had $89.4 million in loans on its books. As of December 31, 2007, the total assets of BDA reached $293.5 million. BDA had net income of $3.1 million in 2007.

Panama created BHN in 1973 to provide a source of financing for national housing projects and foster the development of savings associations. As of December 31, 2007, BHN’s loan portfolio was $194.7 million and its total assets amounted to $318.3 million. BHN had a net loss of $16.2 million in 2007.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, Bolsa de Valores de Panamá (“La Bolsa”) was created. While it has had considerable growth, with aggregate trades increasing from $30.6 million in 1991 to $2.3 billion in 2007, La Bolsa remains a small portion of the financial services sector. Its current listings are highly concentrated in domestic private sector fixed-income securities. Equity trades represented 9.0% of 2007 trading volume. Most securities issued by the Republic are traded but not listed on La Bolsa.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 2007, there were 20 insurance companies and 1,887 insurance brokerages, and total registered assets of such insurance companies equaled $1.0 billion.

Due to the economic growth that occurred in 2007, the insurance sector grew by approximately 22.3% as compared to 2006. During this time, many local and international insurance companies applied to conduct business in Panama. Additionally, on December 27, 2006, Executive Decree No. 640 mandated that any vehicle owner must have auto insurance beginning on January 1, 2007, which also contributed to the increase in the insurance sector.

Financial Services. A small nondeposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. As of December 31, 2007, there were 142 locally incorporated companies participating in this industry, and in 2007 total assets equaled approximately $742.2 million.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally oriented service sector, the limited scope of domestic manufacturing capability, the lack of significant domestic energy resources (other than hydroelectric) and the limited scope of agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Panama’s net exports of goods and services rose by 11.3% in 2007 compared to 2006. In 2007, Panama’s imports of goods, excluding the CFZ, rose 42.7% compared to 2006.

Prior to 2001, the largest single category of exports historically had been bananas, which in 1995 represented 33.0% of total non-petroleum, non-CFZ merchandise exports. Since 2003, however, bananas have represented a declining percentage of Panama’s non-petroleum, non-CFZ merchandise exports (14.0% in 2003, 12.2% in 2004, 10.0% in 2005, 10.7% in 2006 and 9.9% in 2007).

In recent years, the exportation of fish, in particular tuna, has become the largest single category of exports. In 2007, exports of frozen yellowfin tuna and fresh and frozen fish filets totaled $229.2 million, reflecting a 12.7% decrease from $262.6 million in 2003. In 2007, 2006, 2005, 2004 and 2003, yellow fin tuna, together with fresh and frozen fish filets, constituted 20.3%, 22.7%, 27.5%, 31.5% and 32.6%, respectively, of Panama’s non-petroleum, non-CFZ merchandise exports.

In 2003, shrimp exports declined by 2.6% and represented 7.0% of total non-petroleum, non-CFZ merchandise exports. In 2004, shrimp exports decreased by 4.8% and represented 6.0% of total non-petroleum, non-CFZ merchandise exports. In 2005, shrimp exports rose by 7.4% to $57.8 million and represented 6.0% of total non-petroleum, non-CFZ merchandise exports. In 2006, shrimp exports decreased by 13.1% to $50.2 million and represented 4.9% of total non-petroleum, non-CFZ merchandise exports. In 2007, shrimp exports increased by 12.4% to $56.4 million and represented 5.0% of total non-petroleum, non-CFZ merchandise exports.

In 2003, petroleum exports were $5.4 million. This decrease was primarily attributable to the closure of Refinería Panama S.A.’s petroleum refinery and fluctuations in worldwide petroleum prices. In 2004, petroleum exports were $4.8 million. In 2005, petroleum exports were $7.1 million. In 2006, petroleum exports were $7.7 million, and in 2007, petroleum exports were $7.5 million.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process. As of December 31, 2007, the import duty ceiling for many such products was 30.0%.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

The LUIT also included several tariff reduction measures. A 3.0% tariff, which had been available to only a limited number of industrial concerns for certain inputs and capital goods, was made available to all enterprises. Similarly, a tax rebate equivalent to 95.0% of the amount of import taxes paid on imported goods used for exports, which had been available only to exporters of industrial goods, was made available to all exporters.

In October 1999, the Moscoso administration increased tariffs within WTO guidelines for certain agricultural products. These agricultural products include poultry, dairy products, grains (rice) and vegetables (potatoes and onions). The tariffs on poultry were raised from 80.0% to 300.0%, on dairy products from 80.0% to 167.0%, on grains (rice) from 83.0% to 130.0% and on vegetables (potatoes and onions) from 70.0% to 77.0%. These tariffs became effective as of October 1999. In 2000, the Moscoso administration increased tariffs on vegetable products to 32.5%, salt to 87.0% and vegetable oil to 30.0%. In 2001, the Moscoso administration approved a decrease in the tariff for raw materials for construction and for industrially manufactured products such as cosmetics, shoes, detergents and paper.

The Cabinet, by Decree No. 11 dated April 7, 2004, approved the elimination of import tariffs on certain raw and intermediate materials, such as linseed, corrugated steel bars and support rods for concrete, although the national 5.0% value-added tax on goods and services will continue to be assessed on such products at their time of entry into Panama. On June 26, 2004, the Customs Cooperation Council introduced an amendment to the national tariff system in response to technological advances and changes in trade at the international level. This amendment went into effect in 2007, and facilitated a uniform application of the nomenclature of the Harmonized Tariff System.

Composition of Foreign Trade

The United States has historically been Panama’s most important trading partner. In 2007, trade with the United States was preliminarily estimated at 34.9% and 30.2% of total goods exported and imported, respectively. Panama’s other significant trading partners have included Costa Rica for exports and Japan, Brazil and Venezuela for imports.

The share of imports from Central American countries other than Costa Rica has decreased from 4.2% of total imports in 2003 to 3.1% of total imports in 2007. Additionally, approximately 11.9% of Panama’s 2007 imports came from the CFZ.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 18

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2003(R)		2004(R)		2005(R)		2006(R)		2007(P)
Petroleum(2)	$5.4	(3)	$4.8	(3)	$7.1	(3)	$7.7	(3)	$7.5	(3)
Non-petroleum Merchandise Exports:
Bananas	112.8		108.5		96.5		109.4		111.6
Muskmelon	26.7		49.2		79.9		96.2		115.1
Pineapple	4.0		11.9		21.1		36.9		42.9
Watermelon	20.9		21.7		38.1		70.2		87.4
Sugar	12.7		10.4		23.7		21.3		17.6
Shrimp	56.5		53.8		57.8		50.2		56.4
Coffee	12.2		11.0		13.6		13.4		16.3
Fishmeal(4)	13.0		9.3		4.5		12.1		9.4
Frozen yellowfin tuna, fresh and frozen fish filet	262.6		280.7		264.8		231.7		229.2
Other seafood	4.5		6.4		7.1		1.7		0.8
Clothing	12.8		8.8		10.3		9.9		12.4
Meat from cattle	9.6		14.0		15.4		17.4		13.9
Standing cattle	18.0		13.2		21.2		30.6		16.4
Leather and similar products	8.0		8.4		7.3		10.3		8.2
Other exports	230.7		283.8		301.9		310.5		289.2

Total	805.0		891.1		963.2		1,021.8		1,126.8

Re-exports Other Than CFZ	33.8		49.1		50.2		60.5		78.6	(P)

Total	$844.2		$945.0		$1,020.5		$1,090.0		$1,212.9

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board. In August 2002, Refinería Panamá S.A. closed its refinery operations.
(4)	Including fish oil and fishmeal.

Source: Office of the Comptroller General.

TABLE NO. 19

Composition of Merchandise Imports, C.I.F.(1)

(in millions of dollars)

	2003(R)	2004(R)	2005(R)	2006(R)	2007(P)
Consumer Goods	$1,232.4	$1,480.8	$1,793.0	$2,053.5	2,912.8
Non-durable	495.7	540.2	580.1	658.3	812.4
Semi-durable	260.4	292.1	325.8	373.4	506.7
Domestic utensils	116.5	132.2	150.6	177.0	362.3
Fuels and lubricants	359.9	516.3	736.6	844.8	1,231.4

Intermediate Goods	1,044.2	1,171.1	1,266.0	1,489.3	2,005.4
Agricultural raw materials	101.1	118.5	113.2	113.4	153.2
Industrial raw materials	635.4	681.4	767.7	830.8	1,100.0
Construction materials	282.1	342.6	354.3	501.5	682.0
Other intermediate goods	25.7	28.7	30.8	43.5	70.3

Capital Goods	845.6	940.2	1,093.9	1,274.9	1,956.5
Agricultural	26.1	26.7	24.6	28.8	39.5
Industrial, construction and electricity	187.0	209.1	214.0	274.1	601.5
Transportation equipment and telecommunication	274.7	321.7	375.5	415.5	624.2
Other capital goods	357.9	382.8	479.8	556.4	691.2

Total	$3,122.3	$3,592.2	$4,152.8	$4,817.7	$6,874.7

(P)	Preliminary figures.
(R)	Revised figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

TABLE NO. 20

Direction of Merchandise Trade

(as percentage of total)(1)

	2003(R)	2004(R)	2005(R)	2006(R)	2007(P)
Exports (F.O.B.):
Western Hemisphere:
United States and Canada	50.3%	48.8%	43.7%	38.8%	35.0%
Central America and the Caribbean	16.9	15.6	17.5	18.6	15.5
South America	2.0	2.5	2.7	2.5	2.7
Other	1.5	1.6	1.8	1.0	0.8

Total	70.7	68.5	65.7	60.9	54.0

Europe:
Germany	0.4	0.6	0.2	0.6	0.3
Italy	1.2	1.4	1.6	2.6	1.6
Belgium and Luxembourg	3.6	3.3	2.6	3.8	3.8
Other	19.5	19.9	23.8	26.4	28.3

Total	24.7	25.2	28.2	33.4	34.0

Other Countries	4.6	6.3	6.1	5.7	12.0
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (C.I.F.):
Western Hemisphere:
United States and Canada	35.1%	29.4%	27.8%	27.5%	31.0%
Mexico	3.8	4.0	3.7	3.6	3.1
Central America and the Caribbean
Costa Rica	4.8	4.9	4.7	5.1	4.7
Trinidad and Tobago	0.6	0.6	1.1	0.7	0.6
Colón Free Zone	12.5	12.4	12.2	11.9	10.4
Other	11.1	15.9	21.0	18.9	18.0

Total	29.0	33.8	39.0	36.6	33.7
South America:
Venezuela	2.7	3.1	1.0	1.1	0.8
Ecuador	0.2	0.2	0.3	0.3	0.2
Brazil	3.0	3.3	3.1	3.1	2.0
Other	5.9	6.1	5.6	6.1	5.6

Total	11.8	12.7	10.0	10.6	8.6
TOTAL	79.8	79.9	80.5	78.2	76.4

Europe:
Germany	1.6	1.2	1.3	1.2	1.3
France	0.6	0.5	0.6	0.5	0.8
Spain	1.6	1.4	1.5	1.5	1.6
Italy	0.7	0.6	0.5	0.5	0.8
Netherlands	0.5	0.4	0.8	0.5	0.6
United Kingdom	0.8	0.4	0.3	0.7	0.5
Other	2.2	2.9	2.5	2.7	1.7

Total	8.0	7.4	7.5	7.6	7.3

Japan	6.2	5.3	4.5	4.8	4.8
Other countries	6.0	7.4	7.5	9.4	11.5

TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Balance of Payments

The unique Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. In the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payments Manual prepared by the IMF (“V Version”), a different methodology from that previously used, to calculate Panama’s balance of payments.

For 2003, 2004, 2005 and 2006 the current account balance calculated under V Version were deficits of $579.5 million, $1,011.9 million, $759.3 million and $552.0 million, respectively. For 2007, the preliminary estimate for the current account balance calculated under V Version is a $1,545.9 million deficit. For 2003, 2004 and 2005 the capital and financial account balances under V Version were a $401.6 million deficit, a $515.1 million deficit and a $1,229.9 million surplus, respectively. For 2006, the preliminary estimate for the capital and financial account balance calculated under V Version is a $119.3 million surplus. For 2007, the preliminary estimate for the capital and financial account balance calculated under V Version is a $141.4 million surplus.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is also important to consider the effect of the CFZ and the significant amount of merchandise passing through it. See “The Colón Free Zone.” Panama had $6.9 billion in non-CFZ merchandise imports in 2007 (an increase of 42.3% from 2006), while imports to the CFZ for the same period were $7.6 billion. Similarly, Panama had $1.1 billion in non-CFZ merchandise exports in 2007 (9.7% higher than in 2006), while CFZ re-exports for the same period were $8.5 billion.

Excluding the CFZ, Panama has historically suffered large merchandise trade deficits. The deficit, excluding the CFZ, was $5.66 billion (33.4% of real GDP) in 2007, an increase of 51.3% from 2006. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2007, the merchandise trade deficit including the CFZ was $3.31 billion (19.5% of real GDP), an increase of 91.9% from 2006. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2007, the service sector had a net balance of payments surplus of $2.86 billion (a 29.4% increase from 2006). The resulting current account preliminarily registered a deficit of $1,545.9 million in 2007, compared to the $552.0 million deficit in 2006.

The following table sets forth Panama’s balance of payments for the years 2003 through 2007:

TABLE NO. 21

Balance of Payments(1)

(in millions of dollars)

Account	2003(R)	2004	2005(R)	2006(P)	2007(P)
Current Account:
Merchandise Trade(2)
Exports	$5,071.9	$6,078.3	$7,591.2	$8,475.6	$9,311.6
Imports	(6,274.2)	(7,616.6)	(8,907.2)	(10,201.2)	(12,624.9)

Balance	(1,202.3)	(1,538.3)	(1,316.0)	(1,725.6)	(3,313.3)
Services	1,197.7	1,331.1	1,436.3	2,213.4	2,863.2
Rent (3)	(821.3)	(1,024.3)	(1,124.9)	(1,297.7)	(1,354.5)
Unilateral Transfer(4)	246.4	219.6	245.3	257.9	258.7

Balance	(579.5)	(1,011.9)	(759.3)	(552.0)	(1,545.9)

Capital and Financial Account:
Capital Account	0.0	0.0	0.0	0.0	0.0
Financial Account	177.9	496.8	1,989.2	671.3	1,687.3
Direct Investment	817.5	1,019.1	962.1	2,574.2	1,825.1
Portfolio Investment	64.1	125.1	(557.6)	(421.2)	(1,467.5)
Other Capital	(703.7)	(647.4)	1,584.7	(1,481.7)	1,329.7
Assets	631.2	(1,542.8)	(358.9)	(3,645.2)	(4,668.9)
Liabilities	(1,334.9)	895.4	1,943.6	2,163.5	5,998.6

Balance	(401.6)	(515.1)	1,229.9	119.3	141.4

Errors and Omissions (net)	134.5	119.7	(555.1)	(56.3)	480.2
Overall Surplus (Deficit)	$(267.1)	$(395.4)	$674.8	$175.6	$621.6

Financing	267.1	395.4	(674.8)	(175.6)	(621.6)
Total Reserves	266.6	396.3	(521.3)	(166.1)	(611.4)
Use of IMF credit and IMF loans	(9.5)	(10.0)	(9.8)	(9.5)	(10.2)
Exceptional Financing(5)	10.0	9.1	(143.7)	0.0	0.0

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures were calculated pursuant to Version V of the Balance of Payments Manual prepared by the IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.
(5)	“Exceptional Financing” refers only to financing from the exchange or the repurchase of Government bonds and the capitalization of PDI bonds. External financing raised in the international markets by the Central Government is included under the caption “Financial Account.”

Source: Office of the Comptroller General.

PUBLIC SECTOR DEBT

Internal Debt

From 2003 to 2007, Panama’s public sector internal debt represented approximately 25% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, such as CSS and official banking institutions, and BNP in particular.

Two significant loans by BNP to the Central Government with a total outstanding principal amount of $676.9 million as of December 31, 2005, were both repaid in 2006. The first loan was a result of approximately $933 million in overdrafts by the Noriega-controlled Central Government during the 1987-1989 period. Until 1993, such obligation was undocumented. In October 1993, a restructuring was completed whereby the overdraft was converted into a series of 25-year non-negotiable, non-transferable notes, bearing interest at 2.0% per annum and requiring $17.3 million in semi-annual principal payments. As of December 31, 2007, BNP’s largest loan to the Central Government had a total outstanding principal amount of $499.1 million.

In December 2004, the Torrijos administration issued Cabinet Decree No. 47, authorizing the second loan consisting of an eleven-year $350 million loan agreement with BNP, to refinance a short-term $350 million line of credit authorized in 2003. The Government used the proceeds from this loan to finance the 2004 budget.

The Central Government also has a limited amount of debt obligations outstanding in the domestic private sector. The Ministry of Economy and Finance occasionally has issued domestic bonds, bills and notes in the domestic market. In an effort to promote the development of Panama’s capital market, the Government initiated in July 2002 a program of Treasury Note issuances in the local market.

In August 1999 the Government issued $395.0 million aggregate principal amount of SIACAP Bonds for the purpose of initially funding the retirement benefits of SIACAP participants. See “Employment and Labor—Social Security.”

The Ministry of Economy and Finance expects to continue issuing short term domestic instruments. In addition, the Government has a cash management plan that is intended to increase the volume of trades on La Bolsa. This plan provides for the issuance of short-term securities to cover current cash needs, which securities have an outstanding balance of $206.7 million as of December 31, 2007.

The second largest component of public sector internal indebtedness as of December 31, 2007 is the $563.5 million owed by the Central Government to CSS. This amount represents accruals of contributions due CSS from the Central Government wage bill that were not made in cash by the Central Government and were evidenced by interest-bearing notes and bonds. In 2007, the Central Government made payments to the CSS aggregating $66.8 million.

In October 2004, the Torrijos administration issued Cabinet Decree No. 36, authorizing a short-term $300 million line of credit with HSBC Bank USA, N.A., Panama Branch. As of March 15, 2005, the expiration date of the line of credit, the Government had repaid $80 million, the full amount disbursed under the line of credit as of that date.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2003 through 2007:

TABLE NO. 22

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2003	2004	2005	2006	2007
Private Sector Sources:
Treasury notes(1)	$500.0	$708.2	$775.1	$815.1	$565.1
Treasury bills	218.0	236.6	192.1	249.8	206.8
Domestic bonds	60.8	31.4	21.5	12.2	2.2
Long-term private financing	5.8	14.0	2.7	2.1	22.3
Labor Notes(21)	6.4	3.9	2.6	1.2	0.0
SIACAP Bonds	345.1	307.4	269.6	231.9	198.8

Total	$1,136.0	$1,301.4	$1,263.6	$1,312.5	$995.2
Public Sector Sources:
CSS	$516.4	$622.6	$604.2	$583.9	$563.5
Official banking institutions(3)	505.6	833.7	783.9	768.0	636.3

Total	$1,022.0	$1,456.2	$1,388.1	$1,351.8	$1,199.8

Total Public Sector Internal Debt	$2,158.0	$2,757.6	$2,651.7	$2,664.3	$2,195.0

(1)	In July 2002, the Government initiated a program of Treasury Note issuances in the local market.
(2)	Notes issued under the Government’s early retirement program.
(3)	The remaining unpaid overdraft debt that the Central Government incurred at Banco Nacional de Panamá (“BNP”) during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

External Debt

General. As of December 31, 2007, total public sector external debt was approximately $8.3 billion, up from $7.8 billion as of December 31, 2006. At December 31, 2005, Panama’s external debt was equal to $7.6 billion, compared with $7.2 billion at December 31, 2004 and $6.5 billion at December 31, 2003.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2003 through 2007 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 23

Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2003	2004	2005	2006	2007
Commercial banks	$7.2	$9.3	$79.6	$8.3	$6.5
Bonds	4,955.0	5,702.9	6,104.8	6,359.8	6,809.8
Multilateral agencies	1,227.7	1,212.9	1,136.1	1,183.0	1,235.4
Bilateral entities	313.8	294.2	259.2	237.2	224.0

Total	$6,503.6	$7,219.2	$7,579.7	$7,788.3	$8,275.6

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market.

Source: Ministry of Economy and Finance.

TABLE NO. 24

Public Sector External Debt Amortization

(in millions of dollars)

	2008(R)	2009(R)	2010(R)	2011(R)	2012-2036(R)
Multilaterals
World Bank	22.94	19.95	19.54	16.87	137.90
IDB	58.89	61.95	62.83	68.45	639.09
IMF	5.26	0.00	0.00	0.00	0.00
IADF(1)	1.01	1.00	1.00	0.95	6.73
CAF(2)	4.15	0.00	5.91	5.91	45.04
EIB(3)	0.00	2.20	3.41	3.41	40.97
Total	92.24	85.10	92.69	95.60	869.74
Bilaterals	19.84	16.23	15.29	14.76	157.85
Bonds	201.44	0.00	0.00	138.9	6,469.44
Commercial Debt	0.06	0.06	0.06	0.03	6.28
Total	221.34	16.29	15.35	153.69	6,633.57

(R)	Revised figures.
(1)	International Agricultural Development Fund.
(2)	Andean Development Corporation.
(3)	European Investment Bank

Source: Ministry of Economy and Finance.

The 1980s Debt Crisis. Panama’s economic performance measured by the growth rate of GDP during the 1980s was poor in comparison with the strong results registered during the previous three decades. The factors causing low growth rates included the growing influence of the public sector on the economy and the uncertainty related to the military government’s control of the country. Additionally, Panama had borrowed heavily in the late 1970s and early 1980s, and the profile of maturities on Panamanian public sector debt was highly concentrated.

In 1987, Panama defaulted under all of its external indebtedness. Panama subsequently was declared ineligible to use the resources of the IMF and the World Bank, and the IDB placed the country on non-accrual status.

Following the United States’s military operation in December 1989, the Endara government declared that it would honor existing financial obligations. Panama subsequently cleared its substantial arrears with the international financial institutions, the Paris Club and its international bondholders. In 2001, Panama completed payments on its restructured Paris Club debt and, in 2002, on its floating rate notes issued in 1994 to restructure bonds in default at that time.

1995 Financing Plan. On May 9, 1995, Panama and its Bank Advisory Committee reached an agreement-in-principle on the restructuring of Panama’s medium- and long-term public sector indebtedness owed to commercial banks, as well as for interest arrears accrued in respect of such indebtedness since 1987. Pursuant to that agreement, on July 17, 1996, Panama issued approximately $3.2 billion principal amount of bonds to holders of debt (“Eligible Debt”) in consideration for the tender by such holders of their Eligible Debt and interest arrears accrued in respect thereof since 1987 (“Eligible Interest”). The bonds were issued pursuant to an exchange agreement implementing the Republic of Panama 1995 Financing Plan (the “1995 Financing Plan”), which provided for the restructuring of approximately $2.0 billion of Eligible Debt and arrangements for approximately $1.8 billion of Eligible Interest. On July 17, 2006, Panama redeemed all of the bonds issued under its 1995 Financing Plan.

International Financial Institutions. Panama has used the IDB as a significant source of financing. As of December 31, 2007, Panama had agreements with the IDB for a total of $853 million in loans, of which $298 million had been disbursed. These agreements finance projects in health, transportation, social investment and modernization as well as co-financings with the World Bank concerning the public sector reforms and financial adjustments contemplated by the Desarrollo Social con Eficiencia Económica, or “Social Development with Economic Efficiency” program, of the Pérez Balladares administration and the Desarrollo Económico, Social y Financiero con Inversión en Capital Humano, or “Economic, Social and Financial Development with Investment in Human Capital” development plan, of the Moscoso administration. Prior to 1990, Panama borrowed money from the IDB’s Fund for Special Operations and Social Progress Trust Fund in order to finance agricultural, fisheries, transportation, education, real estate, urban and industrial development programs.

On June 30, 2000, the Republic entered into a 21-month standby arrangement with the IMF for SDR 64 million (approximately $85.5 million) to support the Government’s economic program for 2000 to 2001. The Government viewed this standby arrangement as a precautionary measure as it moved forward with important fiscal and structural reforms. No disbursements were made pursuant to the standby agreement. Panama and the IMF have maintained a continuous dialogue concerning Panama’s economic performance and economic programs. As of December 31, 2007 the Government had no arrangement in place with the IMF. The IMF concluded their 2007 Article IV review of Panama on July 28, 2008.

Panama entered into two loans with the World Bank in 2001. One loan, approved in January 2001, was in the amount of $47.9 million to finance a Land Administration Program, while the other, approved in July 2001, was in the amount of $10.5 million to finance a project on Technical Assistance Public Politics reform. Both programs were still active as of December 31, 2007.

As of August 31, 2008, Panama’s subscription to the IMF (which corresponds to its quota) was SDR 206.6 million. As of June 30, 2007, Panama’s subscription to the capital of the World Bank was $46.4 million. Of this amount, $3.2 million had been paid as of June 30, 2007. The balance of Panama’s subscription is callable only if required by the World Bank to meet its obligations for funds borrowed or loans guaranteed by it. In addition, Panama has subscriptions to the IFC and MIGA of $1.0 million and $1.1 million, respectively, as of December 31, 2007.

As of December 31, 2007, Panama’s subscription to the IDB was $435.7 million. Of this subscription, $18.6 million had been paid as of December 31, 2007, and the balance is callable if required to meet the IDB’s obligations. Panama’s contribution to the IDB’s Fund for Special Operations (which corresponds to its quota) was $25.4 million as of December 31, 2007. On September 21, 2005, the Cabinet approved a $10 million increase to Panama’s equity in the Andean Development Corporation. Panama joined the Andean Development Corporation as a Series “C” shareholder (i.e., a non-Andean community member) in 1997.

On August 9, 2006, the Cabinet approved Panama’s accession to the Central American Bank for Economic Integration (“BCIE”). In January 2007, Panama joined the BCIE as a non-regional and non-founding member and agreed to pay a subscription of $57.6 million, with 25% as payable capital and 75% as demandable capital. The balance of Panama’s subscription is callable only if required by the BCIE to meet its obligations for funds borrowed or loans guaranteed by it. The BCIE was established in 1960 to promote economic integration and development in Central America. It currently is comprised of five regional member countries and seven non-regional member countries.

Global Notes and Bonds. The amount of total public sector external debt reflects the conclusion in July 1996 of the Republic’s Brady Plan restructuring of substantially all its medium- and long-term commercial bank debt and the outstanding amount of global bonds sold by Panama. On September 26, 1997, Panama retired approximately $713 million aggregate principal amount of Brady Bonds pursuant to an exchange offer for $600 million aggregate principal amount of its 8-7/8% U.S. Dollar-Denominated Global Bonds Due 2027. Simultaneously, Panama sold $100 million aggregate principal amount of these bonds for cash. During 2000 and 2001, Panama repurchased Brady Bonds in the aggregate principal amount of $53.5 million and $147.9 million in each respective year. In 2002 and 2003, a total of $488 and $123.5 million aggregate principal amount of Brady Bonds was retired through debt management operations, respectively. In 2005, Panama repurchased Brady Bonds in the aggregate principal amount of $12.8 million.

On January 16, 2002, Panama issued $180 million aggregate principal amount of its 9.375% Global Bonds due 2012 in exchange for warrants that Panama had issued previously in connection with its July 13, 2001 tender offer for its 7.875% Global Bonds due 2002. On July 19, 2002, Panama issued $150 million aggregate principal amount of its 9.375% Global Bonds due 2012 in a reopening of that issue. On September 19, 2002, Panama issued $170 million aggregate principal amount of its 9.375% Global Bonds due 2012 in an additional reopening of that issue. A portion of the September reopening was used to repurchase external debt. On December 3, 2002, the Republic issued $430 million aggregate principal amount of its 9.375% Global Bonds due 2023 and used approximately $280 million of the proceeds of that offering to repurchase certain of Panama’s external debt securities.

On February 28, 2003, Panama issued $275 million aggregate principal amount in a reopening of its Global Bonds due 2027. Approximately $50 million of the proceeds of that reopening were used to repurchase external debt, and the remaining balance was allocated to general budgetary purposes.

In January 2004, Panama issued $250 million aggregate principal amount of its 8.125% Global Bonds due 2034 containing collective action clauses. Also in January 2004, Panama launched an offer to purchase (“Offer to Purchase”) outstanding Brady Bonds, which offer was financed by a further issuance in February 2004 of $326 million aggregate principal amount of its 9.375% Global Bonds Due 2023; $430 million aggregate principal amount of such bonds had been previously issued. Pursuant to the settlement of the Offer to Purchase, which occurred in February 2004, Panama repurchased approximately $406 million aggregate original principal amount of Brady Bonds, of which there were approximately $177 million aggregate original principal amount of Past-Due Interest Bonds Due 2016 (“PDIs”), approximately $221 million aggregate original principal amount of Interest Reduction Bonds Due 2014 (“IRBs”), approximately $5.5 million aggregate original principal amount of Par Bonds Due 2026 (“Par Bonds”) and approximately $2.5 million aggregate original principal amount of Discount Bonds Due 2026 (“Discount Bonds”). The consummation of the Offer to Purchase yielded a nominal net reduction of $57.0 million in Panama’s public sector debt balance and reduced the balance of outstanding Brady Bonds. In 2004, a total of $428.2 million aggregate principal amount of Brady Bonds was retired through debt management operations.

On November 23, 2004, Panama issued $600 million aggregate principal amount of its 7.250% Global Bonds due 2015 containing collective action clauses as pre-funding for 2005.

In August 2005, Panama issued $250 million aggregate principal amount of its 8.125% Global Bonds due 2034, which was consolidated to form a single series with the $250 million principal amount of such bonds that had been previously issued in January 2004.

In November 2005, Panama launched an offer to purchase (“Offer to Purchase”) certain outstanding Global Bonds, which offer was financed by the net proceeds of an issuance on November 29, 2005 of $980 million aggregate principal amount of 7.125% Global Bonds due 2026. Pursuant to the settlement of the Offer to Purchase, which occurred on November 29, 2005, Panama repurchased approximately $449 million aggregate principal amount of outstanding 8.25% Notes due 2008, $165 million aggregate principal amount of outstanding 9.625% Global Bonds due 2011 and $201 million aggregate principal amount of outstanding 10.75% U.S. Dollar-Denominated Global Bonds due 2020, for an aggregate cash consideration of $969,268,486 (which includes accrued interest of $9,553,596). The consummation of the Offer to Purchase reduced the balance of outstanding 8.25% Notes due 2008 to approximately $201 million aggregate principal amount, outstanding 9.625% Global Bonds due 2011 to approximately $585 million aggregate principal amount and outstanding 10.75% U.S. Dollar-Denominated Global Bonds due 2020 to approximately $149 million aggregate principal amount.

On January 10, 2006, Panama commenced an invitation (the “Invitation”) to holders of Panama’s 10.75% U.S. Dollar-Denominated Global Bonds due 2020 (the “2020 Bonds”), 9.375% Global Bonds due 2023 (the “2023 Bonds”), 8.875% U.S. Dollar-Denominated Global Bonds due 2027 (the “2027 Bonds”), 9.375% U.S. Dollar-Denominated Global Bonds due 2029 (the “2029 Bonds”) and 8.125% Global Bonds due 2034 (the “2034 Bonds” and, together with the 2020 Bonds, the 2023 Bonds, the 2027 Bonds and the 2029 Bonds, the “eligible bonds”), to submit one or more offers to exchange such eligible bonds for 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (the “2036 Bonds”). The invitation expired on January 17, 2006. Pursuant to the Invitation, Panama accepted $117,970,000 aggregate principal amount of outstanding of 2020 Bonds, $617,100,000 aggregate principal amount of outstanding of 2023 Bonds and $327,163,000 aggregate principal amount of outstanding of 2034 Bonds. Panama decided not to accept any offers to exchange the 2027 Bonds or the 2029 Bonds. Pursuant to the Invitation, on January 26, 2006, Panama issued $1,363,297,000 aggregate principal amount of 2036 Bonds. Following the cancellation of the eligible bonds accepted by Panama and surrendered in exchange for the 2036 Bonds, the aggregate principal amount outstanding of the 2020 Bonds, 2023 Bonds and 2034 Bonds was approximately $30,710,000, $138,900,000 and $172,837,000, respectively.

On July 10, 2006, Panama entered into a $318.9 million bridge loan agreement with Barclays Bank PLC (the “Barclays Loan”). Panama used the proceeds to redeem a portion of its outstanding Brady Bonds. On July 17, 2006, Panama redeemed all of its outstanding Brady Bonds. On August 1, 2006, Panama issued $313,000,000 aggregate principal amount of 7.250% Global Bonds due 2015, the proceeds of which were used to repay the Barclays Loan.

On April 2, 2007, Panama issued $450 million aggregate principal amount of its 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036.

On June 11, 2008, Panama exchanged $251,727,000 of its 9.625% Global Bonds due 2011 and $267,491,000 of its 9.375% Global Bonds due 2012 for $451,425,000 of its 9.375% U.S. Dollar-Denominated Global Bonds due 2029. In addition, Panama simultaneously issued $235,000,000 of its 7.25% U.S. Dollar-Denominated Global Bonds due 2015.

The global notes and bonds issued by Panama in the international capital markets since 1997 are unsecured, pay interest semi-annually, and have been issued in global registered form; these debt securities each rank pari passu in right of payment without any preference among themselves and with all other existing and future unsecured and unsubordinated indebtedness of Panama. In September 2003, Panama amended its fiscal agency agreement with JPMorgan Chase Bank to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

Other Development Financing

In July 2000, Panama entered into a thirty-year, $30.0 million loan agreement with the International Commercial Bank of China, the proceeds of which were used to decrease poverty levels. The first disbursement, in the amount of $7.5 million, was made in November 2001. The final three disbursements were made in one payment of $22.5 million in June 2002.

On August 19, 2004, the Government and the United States Government signed a debt-for-nature swap agreement, pursuant to which Panama and the United States agreed to restructure debt, aggregating approximately $9.4 million principal amount, owed by Panama to the United States in return for Panama’s commitment to fund, through 2016, a trust devoted to forest conservation activities in Panama’s Darién National Park. This follows a similar debt-for-nature swap agreement that Panama and the United States signed on July 10, 2003, pursuant to which the two countries agreed to restructure other debt owed by Panama to the United States in exchange for Panama’s commitment to fund, through 2016, a trust for conservation activities in Panama’s Chagres National Park. Under the 2003 debt-for-nature swap, approximately $16.1 million principal amount of debt was restructured.

As of December 31, 2007, approximately 82.4% of the total public sector external debt was owed to commercial lenders and bondholders, with 14.9% owed to multilateral institutions and 2.7% owed to bilateral lenders.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 25

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	Amount Issued	Principal Amount(s) Outstanding at December 31, 2007(1)
MULTILATERAL ORGANIZATIONS
International Monetary Fund	Floating	Various	Various	Various	$405.2	$5.26	(2)
World Bank	Various	Various	Various	Various	554.5	217.20	(2)
Inter-American Development Bank	Various	Various	Various	Various	1,415.1	891.20	(2)
International Agricultural Development Fund	Various	Various	Various	Various	50.0	10.68	(2)
European Investment Bank	Floating	29-Mar-04	15-Dec-23	Semiannually	50.0	50.00
Andean Development Corporation	Floating	Various	Various	Semiannually	60.0	61.02

Total (Multilateral Organizations)						$1,235.37

BILATERAL ORGANIZATIONS
Government Direct Creditors(3)	Fixed/Various	Various	Various	Semiannually	$250.0	$77.23
Banks with Official Guarantees(4)	Various	Various	Various	Semiannually	157.0	84.97
Support Groups	Floating	Various	Various	Semiannually	146.4	61.76

Total (Bilateral Organizations)						$223.96
Commercial Banks	Various	Various	Various	Semiannually	$58.5	$6.49

BONDS
Global Bonds due 2036	6.70%	26-Jan-06	26-Jan-36	Various	1,813.3	$1,813.30
Global Bonds due 2027	8-7/8%	26-Sep-97	30-Sep-27	Bullet	975.0	975.00
8.25% Notes due 2008	8.25%	29-Apr-98	22-Apr-08	Bullet	650.0	201.44
Global Bonds due 2029	9.375%	31-Mar-99	1-Apr-29	Bullet	500.0	500.00
Global Bonds due 2020	10.75%	13-July-00	15-July-20	Bullet	350.0	30.71
Global Bonds due 2011	9.625%	8-Feb-01	8-Feb-11	Bullet	750.0	584.60
Global Bonds due 2012	9.375%	23-Jan-02	23-July-12	Bullet	500.0	500.00
Global Bonds due 2023	9.375%	3-Dec-02	16-Jan-23	Bullet	756.0	138.90
Global Bonds due 2026	7.125%	28-Nov-05	28-Jan-26	Bullet	980.0	980.00
Global Bonds due 2034	8.125%	21-Jan-04	16-Oct-34	Bullet	500.0	172.84
Global Bonds due 2015	7.25%	23-Nov-04	15-Mar-15	Bullet	913.0	913.00

Total (Bonds)						$6,809.78

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) as of December 31, 2007.
(2)	Various currencies.
(3)	Includes former account for AID and AID-Guaranteed.
(4)	Former account for Official Providers.

Source: Ministry of Economy and Finance.

TABLE NO. 26

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortizations	Disbursed	Principal Amount Outstanding as of December 31, 2007(1)
					(in millions of dollars)
Multilateral Organizations
Inter-American Development Bank	Various	Various	Various	Semiannually	$352.7	$20.06
Bilateral Organizations
Government Suppliers	Fixed	Various	Various	Semiannually	$20.9	$4.81
Banks with Official Guarantee	Various	Various	Various	Semiannually	18.2	0.00
Official Providers(2)	Various	Various	Various	Semiannually	71.2	0.00

Total (Bilateral Organizations)						$24.87

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate (selling) as of December 31, 2007.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 27

Internal Securities Debt of the Republic

Outstanding on December 31, 2007(1)

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	Outstanding Amount
					(in millions of dollars)
I. Bonds
Agrarian	1.0%	Quarterly	Various 1969	Various 2009	$1.03
1984 Agrarian A Series	6.0%	Quarterly	Various 1984	Various 2009	1.15
Treasury Notes 2009	5.25%	Semiannually	Various 2004	January 2009	300.00
Treasury Notes 2010	5.75%	Semiannually	Various 2005	June 2010	196.26
Treasury Notes 2015	7.00%	Semiannually	Various 2005	June 2015	28.81
Treasury Notes 2011	6.00%	Semiannually	Various 2006	November 2011	10.00
Treasury Notes 2011	6.00%	Semiannually	Various 2006	July 2011	12.94
Treasury Notes 2011	6.00%	Semiannually	Various 2006	July 2011	17.10

Total (Bonds)					$567.29

II. SIACAP Bonds
SIACAP C Series	8.5%	Semiannually	August 1999	August 2013	$198.78

Total (SIACAP Bonds)					$198.78

(1)	Instruments with a maturity of more than one year.

Source: Ministry of Economy and Finance.